UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number 001-33922

DRYSHIPS INC.

80 Kifissias Avenue
Amaroussion 15125, Athens Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 that includes the Management's Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed consolidated financial statements and related information and data of DryShips Inc. (the "Company") as of and for the nine-month period ended September 30, 2011.

This Report on Form 6-K and the exhibit hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3 ASR (Registration No. 333-169235) filed on September 7, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: November 8, 2011	By:	/s/ George Economou
George Economou
Chief Executive Officer

Exhibit 1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless otherwise specified herein, references to "DryShips" or the "Company" or "we" shall include DryShips Inc. and its applicable subsidiaries.  The following management's discussion and analysis should be read in conjunction with our unaudited interim condensed consolidated financial statements and related notes included herein.  This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled "Risk Factors" included in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the Securities and Exchange Commission (the "Commission") on April 15, 2011 and our Registration Statement on Form F-3ASR, filed with the Commission on September 7, 2010.  See also the discussion in the section entitled "Forward Looking Statements" below.

Results of Operations
Nine-months ended September 30, 2011 compared to the nine-months ended September 30, 2010.
Selected Financial Data

(Expressed in thousands of U.S. Dollars)
	Nine-months ended September 30,		Change
	2010 (As restated)	2011	Amount	%
REVENUES:
Voyage revenues	$344,283	$287,489	$(56,794)	(16.5)%
Revenues from drilling contracts	299,640	461,991	162,351	54.2%
	643,923	749,480	105,557	16.4%

EXPENSES:
Voyage expenses	20,589	15,333	(5,256)	(25.5)%
Vessels and drilling rig operating expenses	138,615	253,549	114,934	82,9%
Depreciation and amortization	144,028	192,001	47,973	33.3%
Vessel impairment charge	-	112,104	112,104	-
(Gain)/Loss on sale of assets, net	(10,142)	2,597	12,739	(125.6)%
Gain from vessel insurance proceeds	-	(25,064)	(25,064)	-
General and administrative expenses	62,060	76,894	14,834	23.9%
Operating income	288,773	122,066	(166,707)	(57.7)%

OTHER INCOME /(EXPENSES):
Interest and finance costs	(55,926)	(102,387)	(46,461)	83.1%
Interest income	15,671	16,511	840	5.4%
Loss on interest rate swaps	(147,389)	(71,242)	76,147	(51.7)%
Other, net	4,061	3,120	(941)	(23.2)%
Total other expenses, net	(183,583)	(153,998)	(29,585)	(16.1)%

INCOME/(LOSS) BEFORE INCOME TAXES	105,190	(31,932)	(137,122)	(130.4)%

Income taxes	(14,796)	(17,556)	(2,760)	18.7%
NET INCOME/(LOSS)	90,394	(49,488)	(139,882)	(154.7)%
Less: Net Income attributable to non controlling interest	-	(13,811)	(13,811)	-
NET INCOME/(LOSS) ATTRIBUTABLE TO DRYSHIPS INC.	$90,394	$(63,299)	$(153,693)	(170)%

The Company has three reportable segments from which it derives its revenues: Drybulk Carrier, Tanker and Drilling Rig segments. Our tanker segment commenced operations in January 2011 with the delivery of our first tanker.

Revenues

Drybulk Carrier segment

Voyage revenues decreased by $65.6 million, or 19.1%, to $278.7 million for the nine-month period ended September 30, 2011, as compared to $344.3 million for the nine-month period ended September 30, 2010. The decrease is attributable to fewer vessels being operated and earning lower hire rates during the nine months ended September 30, 2011, as compared to the relevant period in 2010.

Tanker segment

Voyage revenues amounted to $8.7 million from our three tankers for the nine-month period ended September 30, 2011, representing revenues from three tankers, Saga, Vilamoura and Daytona, of which we took delivery on January 18, March 23 and April 29, 2011, respectively.

Drilling Rig segment

Revenues from drilling contracts increased by $162.4 million, or 54.2%, to $462.0 million for the nine-month period ended September 30, 2011, as compared to $299.6 million for the nine-month period ended September 30, 2010. The increase is primarily attributable to the operation of the Ocean Rig Olympia, Ocean Rig Corcovado and Ocean Rig Poseidon that commenced drilling activities during the nine-month period ended September 30, 2011. The maximum day rates for the contracts on which our drilling units were employed during the period ranged between $647,000 and $415,000 per day.

Voyage expenses

Drybulk Carrier segment

Voyage expenses decreased by $5.5 million, or 26.7%, to $15.1 million for the nine-month period ended September 30, 2011, as compared to $20.6 million for the nine-month period ended September 30, 2010. The decrease is attributable to fewer vessels being operated during the nine-month period ended September 30, 2011, as compared to the relevant period in 2010. Furthermore, lower hire rates earned during the nine months ended September 30, 2011 resulted in lower brokerage commissions paid during the same period.

Tanker segment

Voyage expenses amounted to $0.3 million for the nine-month period ended September 30, 2011.

Drilling Rig segment

The Drilling Rig segment did not incur any voyage expenses during the relevant periods.

Operating expenses

Drybulk Carrier segment

Vessel operating expenses increased by $6.4 million, or 12.2%, to $58.7 million for the nine-month period ended September 30, 2011, as compared to $52.3 million for the nine-month period ended September 30, 2010. The increase is attributable to a higher cost for the drydocking of vessels during the nine months ended September 30, 2011, as compared to the costs incurred during relevant period in 2010.

Tanker segment

Vessel operating expenses amounted to $6.1 million for the nine-month period ended September 30, 2011.

Drilling Rig segment

Drilling rigs operating expenses increased by $102.3 million, or 118.6%, to $188.7 million for the nine-month period ended September 30, 2011, compared to $86.4 million for the nine-month period ended September 30, 2010. The increase in operating expenses was mainly due to $15.3 million related to the 10 year class survey of the Leiv Eiriksson and commencement of drilling operations of the Ocean Rig Corcovado, the Ocean Rig Olympia and the Ocean Rig Poseidon, resulting in operating expenses of $70.3 million in total. In addition, for the nine-month period ended September 30, 2011, the operating expenses related to the Leiv Eiriksson and the Eirik Raude increased by $16.8 million mainly due to a more extensive maintenance program performed during 2011.

Depreciation and amortization expense

Drybulk Carrier segment

Depreciation and amortization expense decreased by $8.5 million, or 9.8%, to $78.3 million for the nine-month period ended September 30, 2011, as compared to $86.8 million for the nine-month period ended September 30, 2010. The decrease is mainly attributable to the increase in the assumed value of scrap steel for the purpose of estimating residual vessel values from $120 to $250 per light weight ton, effective January 1, 2011, and to a smaller fleet size.

Tanker segment

Depreciation and amortization expense amounted to $3.9 million for the nine-month period ended September 30, 2011.

Drilling Rig segment

Depreciation and amortization expense for the drilling rigs increased by $52.5 million, or 91.8%, to $109.8 million for the nine-month period ended September 30, 2011, as compared to $57.3 million for the nine-month period ended September 30, 2010. The increase in depreciation and amortization was fully attributable to the $51.7 million of depreciation related to the depreciation of the Ocean Rig Corcovado, Ocean Rig Olympia and Ocean Rig Poseidon, which were delivered during the nine-month period ended September 30, 2011.

Gain on sale of assets, net

Drybulk Carrier segment

Gain on sale of assets amounted to $10.9 million for the nine-month period ended September 30, 2010 due to the sale of two of our vessels (the Iguana and the Delray), compared to a loss of $2.5 million for the relevant period in 2011 due to the sale and delivery of five of our vessels (the Primera, La Jolla, Conquistador, Brisbane and Samsara).

Tanker segment

The Tanker segment did not incur any asset sales during the relevant periods.

Drilling Rig segment

Loss on asset sales amounting to $0.1 million for the nine-month period ended September 30, 2011 and $0.8 million for the nine-month period ended September 30, 2010 related to disposal of office equipment.

Vessel Impairment Charge

Drybulk Carrier segment

During the nine-month period ended September 30, 2011, we recorded an impairment loss of $112.1 million as a result of the sale of five of our vessels (La Jolla, Conquistador, Brisbane, Samsara and Toro). No such loss was recorded during the relevant period in 2010.

Tanker segment

The Tanker segment did not incur any impairment loss during the relevant periods.

Drilling Rig segment

The Drilling segment did not incur any impairment loss during the relevant periods.

Gain on vessel insurance proceeds

Drybulk Carrier segment

The Company recorded a gain of $25.1 million during the nine-month period ended September 30, 2011 due to the insurance proceeds received for the total loss of Oliva.

General and administrative expenses

Drybulk Carrier segment

General and administrative expenses increased by $4.3 million, or 9.2%, to $51.0 million for the nine-month period ended September 30, 2011, compared to $46.7 million for the nine-month period ended September 30, 2010. This increase was mainly due to the increase of $5.6 million in management fees under the new management agreements entered into on January 1, 2011. This increase was partly offset by other income of $2.0 million in the aggregate relating to three vessels (Capitola, Capri and Samatan), which was recorded against general and administrative expenses during the nine-month period ended September 30, 2011.

Tanker segment

General and administrative expenses amounted to $3.3 million for the nine-month period ended September 30, 2011.

Drilling Rig segment

General and administrative expenses increased by $7.2 million, or 46.8%, to $22.6 million for the nine-month period ended September 30, 2011, as compared to $15.4 million for the nine-month period ended September 30, 2010. This increase is mainly due to increased costs related to the management of six drilling units during the nine-month period ended September 30, 2011, as compared to two drilling units during the nine-month period ended September 30, 2010, as well as professional fees related to the Company's exchange offer completed in September 2011. This increase was partly offset by $4.4 million relating to foreign exchange gain during the nine-month period ended September 30, 2011.

Interest and finance costs

Drybulk Carrier segment

Interest and finance costs increased by $0.5 million, or 0.7%, to $68.3 million for the nine-month period ended September 30, 2011, as compared to $67.8 million for the nine-month period ended September 30, 2010.

Tanker segment

The major part of interest and finance costs was capitalized to vessels under construction during the nine-month period ended September 30, 2011.

Drilling Rig segment

Interest and finance costs increased by $49.0 million for the nine-month period ended September 30, 2011. The increase is mainly due to interest costs from higher average debt and the increase in amortization of finance fees.

Interest income

Drybulk Carrier segment

Interest income decreased by $0.3 million, or 4.7%, to $6.0 million for the nine-month period ended September 30, 2011, as compared to $6.3 million for the nine-month period ended September 30, 2010.

Tanker segment

The Tanker segment did not incur any interest income during the relevant periods.

Drilling Rig segment

Interest income increased by $1.1 million, or 11.8%, to $10.4 million for the nine-month period ended September 30, 2011, as compared to $9.3 million for the nine-month period ended September 30, 2010. The increase is mainly due to increased average cash balances and higher interest rates earned on our deposits.

Loss on interest rate swaps

Drybulk Carrier  segment

Losses on interest rate swaps decreased by $57.5 million, or 60.8%, to $37.1 million for the nine-month period ended September 30, 2011, as compared to $94.6 million for the nine-month period ended September 30, 2010. The loss for the nine-month period ended September 30, 2011 was mainly due to mark to market losses of outstanding swap positions as one year swap rates trended downwards.

Tanker segment

The Tanker segment did not incur any gain/(loss) on interest rate swaps during the relevant periods.

Drilling Rig segment

Losses on interest rate swaps decreased by $18.6 million, or 35.2%, to $34.2 million for the nine-month period ended September 30, 2011, as compared to $52.8 million for the nine-month period ended September 30, 2010. The loss for the nine-month period ended September 30, 2011 was mainly due to mark to market losses of outstanding swap positions as one year swap rates trended downwards.

Other, net

Drybulk Carrier and Drilling Rig segments

The Company recorded a $3.1 million gain on various financial instruments, including currency forward contracts and forward freight agreements (Drybulk carrier segment: gain of $4.5 million; Drilling Rig segment: loss of $1.4 million) for the nine-month period ended September 30, 2011, as compared to $4.1 million gain (Drybulk segment: loss of $1.7 million; Drilling Rig segment: gain of $5.8 million) in the corresponding period of 2010.

Tanker segment

Other, net amounted to a gain of $0.01 million for the nine-month period ended September 30, 2011.

Income taxes

Drybulk Carrier segment

We did not incur any income taxes on international shipping income in our Drybulk Carrier segment for the relevant periods.

Tanker segment

We did not incur any income taxes on international shipping income in our Tanker segment for the relevant periods.

Drilling Rig segment

Income taxes increased by $2.8 million, or 18.9%, to $17.6 million for the nine-month period ended September 30, 2011, compared to $14.8 million for the nine-month period ended September 30, 2010. Since our drilling units operate in international waters around the world, they may become subject to taxation in many different jurisdictions. The basis for such taxation depends on the relevant regulation in the countries in which the drilling units operate. Consequently, there is no expected relationship between the income tax expense or benefit for the period and the income or loss before taxes.

Liquidity

As of September 30, 2011, we had cash and cash equivalents of $399.0 million and $443.9 million of restricted cash related to (i) bank deposits which are used to fund the loan installments coming due (or "retention accounts"); (ii) bank deposits permanently blocked as cash collateral; and (iii) required minimum cash and cash equivalents (or "minimum liquidity").

Our cash and cash equivalents increased by $7.5 million or 1.9% to $399.0 million as of September 30, 2011, compared to $391.5 million as of December 31, 2010, while our restricted cash decreased by $329.9 million or 42.6% to $443.9 million as of September 30, 2011, compared to $773.8 million as of December 31, 2010.  The increase in our cash and cash equivalents was mainly due to borrowings of $2,487.6 million, which were partly offset by the payments of yard installments amounting to $2,106.4 million, while the decrease in restricted cash was primarily due to the repayment of the $300.0 million short-term credit facility and corresponding release of restricted cash. Working capital is defined as current assets minus current liabilities (including the current portion of long-term debt). Our working capital surplus amounted to $39.7 million as of September 30, 2011, compared to $129.7 million as of December 31, 2010. The working capital decrease as of September 30, 2011 is primarily due to yard installment payments of $1,866.9 million made for our drillships under construction, payments of $255.5 million for vessels under construction and other assets, loan repayments, finance fee payments and swap payments of approximately $1,137.9 million in the aggregate.  Such amount is partly offset by borrowings of $2,487.6 million under our credit facilities and the proceeds from the $500 million aggregate principal amount of 9.5% senior unsecured notes due in 2016 of the Company's majority-owned subsidiary, Ocean Rig UDW Inc. ("Ocean Rig UDW"), the decrease of our restricted cash by $332.9 million (excluding the effect of the restricted cash acquired from the acquisition of OceanFreight Inc.) mainly due to the repayment of the $300.0 million short-term credit facility, including the associated interest income of the cash deposits required by our lenders, and cash generated from operations. We believe that we will be able to satisfy our liquidity needs for the next 12 months with the cash we generate from our operations and, if required, proceeds from future debt or equity issuances.

Since our formation, our principal source of funds has been equity provided by our shareholders through equity offerings or at-the-market sales, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and grow our fleet, the maintenance of the quality of our vessels, compliance with international shipping standards, environmental laws and regulations, the funding of working capital requirements, principal repayments on outstanding loan facilities and the payment of dividends.

As of September 30, 2011, we had total indebtedness of $4.5 billion under our senior secured credit facilities, excluding unamortized financing fees.

Please refer to the discussion on Long-term Debt as detailed in Note 9 of our unaudited interim condensed consolidated financial statements for the nine-month period ended September 30, 2011.

Cash flow

Net cash provided by operating activities was $297.1 million for the nine-month period ended September 30, 2011. In determining net cash provided by operating activities for the nine-month period ended September 30, 2011, net loss was adjusted for the effects of certain non-cash items including $192.0 million of depreciation and amortization, $112.1 million of vessel impairment charge, $2.6 million of loss on sale of assets, $26.0 million of amortization and write-off of deferred financing costs, $25.1 million of amortization of deferred convertible senior debt costs, and $21.2 million of non-cash stock based compensation expenses. Moreover, for the nine-month period ended September 30, 2011, net loss was also adjusted for the effects of non-cash items, such as the gain in the change in fair value of derivatives of $14.4 million, amortization of discontinued cash flow hedges of $9.8 million, amortization of below market value acquired time charters of $2.3 million and $4.3 million interest income on restricted cash. Net loss was also adjusted for the decrease in security deposits amounting to $42.4 million, loss on senior notes of $2.2 million and a gain on insurance proceeds amounting to $25.1 million. The Company had net cash outflows for working capital of $40.9 million for the nine-month period ended September 30, 2011. Net cash provided by operating activities was $341.9 million for the nine-month period ended September 30, 2010.

Net cash used in investing activities was $1,653.8 million for the nine-month period ended September 30, 2011. The Company made payments of $2,106.4 million for advances for vessels and drilling units under construction, $15.9 million for vessel acquisitions, improvements and other assets and $25.6 million in connection with the acquisition of OceanFreight Inc. ("OceanFreight"). These cash outflows were partially offset by the decrease of $337.2 million in the amount of cash deposits required by lenders, the net proceeds of $98.7 million from the sale of vessels and $58.2 million of insurance proceeds. Net cash used in investing activities was $720.3 million for the nine-month period ended September 30, 2010.

Net cash provided by financing activities was $1,364.1 million for the nine-month period ended September 30, 2011, consisting mainly of the borrowings of $2,487.6 million under our senior unsecured notes, long and short-term credit facilities, which was partly offset by $40.0 million in payments for financing costs and repayments of $1,083.5 million of debt under our long and short-term credit facilities. Net cash used in financing activities was $52.3 million for the nine-month period ended September 30, 2010.

Financing activities

Long-term debt

As of September 30, 2011, the Company was in compliance, had waivers for or had the ability to remedy breaches of financial covenants.

As of September 30, 2011, we had $2.0 billion of remaining installment payments under our drybulk, tanker and drillship newbuilding contracts. We have not obtained financing for our two newbuilding Panamax drybulk vessels, seven newbuilding Capesize drybulk vessels, nine newbuilding tanker hulls, and three newbuilding drillships. We plan to finance these capital expenditures, amounting to $2,048.5 million in the aggregate, with new debt or equity financing.

Due to the decline in vessel values in the drybulk shipping sector, we were in breach of certain financial covenants contained in our loan agreements as of December 31, 2008 and, as a result, obtained waiver agreements from our lenders waiving the violations of such covenants. Certain of these waiver agreements expire during 2012, at which time the original covenants under the loan agreements come back into effect. As of September 30, 2011, we were not in compliance with loan-to-value covenants contained in certain of our loan agreements under which a total of $461.7 million was outstanding as of September 30, 2011. As a result, we may be required to prepay indebtedness or provide additional collateral to our lenders in the form of cash or other property in the total amount of $74.6 million in order to comply with these covenants. See "Item 5.B. Liquidity and Capital Resources – Breach of Loan Covenants" in our Annual Report on Form 20-F for the year ended December 31, 2010 filed with the Commission on April 15, 2011.

If we fail to (i) obtain a waiver for any covenant breach or remedy any such breach within the required time period; or (ii) successfully extend the existing waiver agreements or comply with the applicable covenants in the original loan agreements, as applicable, our lenders could accelerate our indebtedness and foreclose on our vessels.  In addition, if conditions in the drybulk charter, tanker and offshore drilling markets decline from current levels and the market value of our vessels declines even further, we may seek to restructure our outstanding indebtedness.  For more information, see Note 9 to our unaudited interim condensed consolidated financial statements for the nine-month period ended September 30, 2011.

As of September 30, 2011, we had a total of $4.3 billion in debt outstanding (net of finance fees) under our credit facilities with various institutions. The table below reflects the classification of certain debt repayments scheduled to be due after September 30, 2011 as payable by such date indicated below.

Twelve months ending	Total (in thousands)
September 30, 2012	$362,574
September 30, 2013	777,193
September 30, 2014	303,903
September 30, 2015	1,024,129
September 30, 2016 and thereafter	2,011,879
4,479,678
Less: Financing fees	(204,854)
$4,274,824

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Contractual Obligations and Contingencies

The following table sets forth our contractual obligations and their maturity dates as of September 30, 2011:

Obligations	Total	1st year	2nd year	3rd year	4th year	5th year and thereafter
(In thousands of Dollars)
Shipbuilding contracts-Vessels (1)	$818,215	$506,182	$213,433	$98,600	$-	$-
Shipbuilding contracts-Drillships plus owners furnished equipment (2)	1,230,268	-	-	1,230,268	-	-
Retirement Plan Benefits (3)	1,819	74	56	94	95	1,500
Operating leases (4)	4,074	1,371	1,371	1,332	-	-
Office space rent (5)	195	44	44	44	44	19

Total	$2,054,571	$507,671	$214,904	$1,330,338	$139	$1,519

(1)
As of September 30, 2011, aggregate amounts of $26.4 million, $27.1 million and $120.4 million had been paid to the applicable shipyard for the construction cost of two newbuilding Panamax drybulk vessels, two newbuilding Capesize drybulk vessels and 9 newbuilding tanker hulls, respectively.

(2)	As of September 30, 2011, $726.7 million had been paid to the shipyard for the construction of the three drillships that have been ordered for delivery in 2013.

(3)
Our majority-owned subsidiary Ocean Rig has three defined benefit plans for its employees managed and funded through Norwegian life insurance companies at September 30, 2011. The pension plans covered 50 employees by December 31, 2011. Pension liabilities and pension costs are calculated based on the actuarial cost method as determined by an independent third party actuary.

(4)
We entered into two new three-year office lease agreements with Vestre Svanholmen 6 AS which commenced on September 1, and October 1, 2011. These leases include an option for an additional two and three year term, which must be exercised at least six months prior to the end of the term of the contracts which expires in September and October 2014. Ocean Rig also entered a three year office lease with a third party in Nicosia Cyprus which commenced on September 1, 2010. The lease agreements relating to office spaces are considered to be operational lease contracts.

(5)	We lease office space in Athens, Greece, from a son of Mr. George Economou.

Recent Developments

●
On October 5, 2011, we completed the partial spin off of our majority-owned subsidiary, Ocean Rig UDW, by distributing an aggregate of 2,967,291 of the Ocean Rig UDW's common shares, after giving effect to the treatment of fractional shares, on a pro rata basis to our shareholders as of the record date of September 21, 2011 (the "Spin Off").  In lieu of fractional shares, our transfer agent aggregated all fractional shares that would otherwise be distributable to our shareholders and sold a total of 105 common shares on behalf of those shareholders who would otherwise be entitled to receive a fractional share of Ocean Rig UDW's common stock. Following the distribution, each such shareholder received a cash payment in an amount equal to its pro rata share of the total net proceeds of the sale of fractional shares. On October 19, 2011 an amount of 255,036 shares of the total shares that were distributed in the partial spin off were returned to Dryships pursuant to the Share Lending Agreements, dated April 21, 2010 and November 19, 2009, by and between DryShips and Deutsche Bank AG, London Branch, as share borrower.

●
On October 6, 2011, Ocean Rig UDW's common shares commenced "regular way" trading on October 6, 2011 on the NASDAQ Global Select Market under the ticker symbol "ORIG."  The Company's common shares began "when issued" trading on the NASDAQ Global Select Market in connection with the Spin Off described above.

●	On October 7, 2011, the vessel Belmar was delivered to her new owners.

●
On October 12, 2011, the Company entered into drilling contracts for the drilling rig Eirik Raude for three additional wells offshore West Africa, consisting of one additional well with Tullow Oil plc ("Tullow Oil") and two wells with Anadarko Cote d'Ivoire Company. The total revenue backlog, excluding mobilization cost, to complete the three wells program is estimated at $96 million for a period of approximately 175 days. The new contracts commenced after the Eirik Raude's completion of its previous contract with Tullow Oil on September 13, 2011.

●
On October 13, 2011, a putative shareholder class action lawsuit entitled Litwin v. OceanFreight, Inc. et. al. was filed in the United States District Court for the Southern District of New York (the "S.D.N.Y") against OceanFreight, the Company, Ocean Rig UDW, Pelican Stockholdings Inc. ("Pelican") and the directors of OceanFreight (collectively, the "Defendants"). The plaintiff alleges violations of Commission proxy rules and breach of fiduciary duties by the directors of the OceanFreight, purportedly aided and abetted by the other Defendants, in connection with OceanFreight's agreement to merge with Pelican, a wholly-owned subsidiary of DryShips.  The complaint sets out various alternatives remedies, including an injunction barring the merger, rescission, and /or actual and punitive damages.  The plaintiff made a motion for a temporary restraining order and preliminary injunction to delay the merger, which was denied on November 2, 2011. The lawsuit has not been served on the defendants yet. The Defendants believe that the complaint is without merit and, if served, intend to defend the lawsuit vigorously.

●	On October 14, 2011, the vessel Toro was delivered to her new owners.

●
On October 17, 2011 and following the delivery of the Ocean Rig Mykonos, the final 25% of the shares of Series A Convertible Preferred Stock ("Preferred Stock") held by each holder, amounting to 13,059,701 shares in the aggregate, were converted, at the conversion price, into 10,242,903 shares of common stock. On the same date, the dividend shares of Preferred Stock accrued quarterly from July 9, 2009 through September 30, 2011 held by each holder, amounting to 6,532,979 shares in the aggregate, were converted, at the conversion price, into 5,123,905 shares of common stock.

●	On October 26, 2011, we entered into a $141 million syndicated secured term loan facility to partially finance the construction costs of the tankers Belmar, Calida, Lipari and Petalidi.

●
On November 3, 2011, the merger of Pelican, a wholly-owned subsidiary of DryShips, and OceanFreight was completed, following approval by shareholders of OceanFreight at a special meeting of shareholders held on November 3, 2011.  Following the completion of the merger, OceanFreight is a wholly-owned subsidiary of DryShips.  Under the terms of the merger agreement, OceanFreight shareholders are entitled to receive $11.25 in cash and 0.52326 of a share of the Ocean Rig UDW's common stock per share of OceanFreight common stock previously owned.  Ocean Rig UDW's common shares that constitute the stock portion of the merger consideration are currently outstanding shares that are owned by Dryships.

Significant Accounting policies

A discussion of our significant accounting policies is included in Note 2 in the Company's Annual Report on Form 20-F for the year ended December 31, 2010.

Changes in Accounting Policies

There have been no material changes to our accounting policies in the year ended December 31, 2010 other than the change in the depreciation described below and the adoption of recent accounting pronouncements disclosed in the footnotes to our accompanying unaudited interim condensed consolidated financial statements.

Cash flow hedges

Effective January 1, 2011 the Company removed the designation of the cash flow hedges and discontinued hedge accounting for the associated interest rate swaps.

Dry bulk and Tanker Vessels' Depreciation

As from January 1, 2011, the assumed value of scrap steel for the purpose of estimating the residual values of vessels is calculated at $250 per lightweight ton. We have taken this decision as steel prices and related scrap values have increased substantially over the past ten years and are currently at historically high levels. The impact of the increase in the scrap price used in the estimation of residual values will be a decrease in depreciation expense going forward. The effect of this change in accounting estimate, which did not require retrospective application as per ASC 250 "Accounting Changes and Error Corrections," is the decrease of net loss for the nine-month period ended September 30, 2011 by $3.0 million or $0.009 per weighted average number of shares, basic and diluted.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection therewith. This document and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect its current views with respect to future events and financial performance. This document includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." The Company cautions that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. When used in this document, the words "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," and "expect" reflect forward-looking statements.

All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:

●	future operating or financial results;
●	statements about planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking and insurance costs;
●	the Company's ability to enter into new contracts for drilling rigs and drillships and future utilization rates and contract rates for drilling rigs and drillships;
●
future capital expenditures and investments in the construction, acquisition and refurbishment of drilling rigs and drillships (including the amount and nature thereof and the timing of completion thereof);

●	statements about drybulk and tanker shipping market trends, including charter rates and factors affecting supply and demand;
●	the Company's ability to obtain additional financing and comply with covenants in such financing arrangements;
●	expectations regarding the availability of vessel acquisitions; and
●	anticipated developments with respect to pending litigation.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although DryShips believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, DryShips cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward-looking statements contained in this report.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and drybulk vessel, drilling unit and tanker values, failure of a seller to deliver one or more drilling units, tankers or drybulk vessels, failure of a buyer to accept delivery of a drilling unit, tanker or vessel, inability to procure acquisition financing, default by one or more charterers of the Company's ships, changes in demand for drybulk commodities or oil, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in DryShips' voyage and operating expenses, including bunker prices, dry-docking and insurance costs, vessel breakdowns and instances of off-hires, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists and other factors.

DRYSHIPS INC.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

DRYSHIPS INC.
Consolidated Balance Sheets
As of December 31, 2010 and September 30, 2011 (unaudited)
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	December 31, 2010	September 30, 2011
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$391,530	$398,959
Restricted cash	578,311	111,144
Trade accounts receivable	25,204	85,719
Due from related parties (Note 4)	20,939	29,383
Financial instruments (Note 10)	1,538	99
Other current assets	47,588	83,058
Total current assets	1,065,110	708,362

FIXED ASSETS, NET:
Vessels and rigs under construction and acquisitions (Note 5)	2,072,699	963,812
Vessels, net (Note 6)	1,917,966	1,968,981
Drilling rigs, net (Note 6)	1,249,333	4,580,004
Office equipment	-	418
Total fixed assets, net	5,239,998	7,513,215

OTHER NON-CURRENT ASSETS:
Restricted cash	195,517	332,782
Intangible assets, net	10,506	9,423
Above-market acquired time charters	1,170	45,367
Other non-current assets (Note 8)	472,193	77,819
Total other non-current assets	679,386	465,391
Total assets	$6,984,494	$8,686,968

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 9)	$731,232	$360,909
Accounts payable and other current liabilities	14,009	23,191
Due to related parties (Note 4)	-	14,824
Accrued liabilities	67,554	110,776
Deferred revenue	49,937	67,266
Financial instruments (Note 10)	72,703	84,645
Other current liabilities	-	7,098
Total current liabilities	935,435	668,709

NON-CURRENT LIABILITIES:
Below- market acquired time charter	854	-
Long-term debt, net of current portion (Note 9)	1,988,460	3,913,915
Financial instruments (Note 10)	159,376	141,666
Other non-current liabilities	840	2,269
Total non-current liabilities	2,149,530	4,057,850

COMMITMENTS AND CONTINGENCIES (Note 13)	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 500,000,000 shares authorized; 100,000,000 shares designated as Series A Convertible Preferred Stock at December 31, 2010 and September 30, 2011; 52,238,806 and 19,447,771 shares of Series A Convertible Preferred Stock issued and outstanding at December 31, 2010 and September 30, 2011, respectively (Note 11)	522	194
Common stock, $0.01 par value; 1,000,000,000 shares authorized at December 31, 2010 and September 30, 2011; 369,649,777 and 409,394,836 shares issued and outstanding at December 31, 2010 and September 30, 2011, respectively	3,696	4,094
Treasury stock; $0.01 par value; 0 and 1,000,000 shares at December 31, 2010 and September 30, 2011 respectively	-	(10)
Accumulated other comprehensive loss	(38,754)	(33,138)
Additional paid-in capital (Note 11)	2,955,018	2,975,048
Retained earnings	335,345	267,580
Total DryShips Inc. stockholders' equity	3,255,827	3,213,768
Non controlling interests (Note 11 and 18)	643,702	746,641
Total stockholders' equity	3,899,529	3,960,409
Total liabilities and stockholders' equity	$6,984,494	$8,686,968

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.
Unaudited Interim Condensed Consolidated Statements of Operations
For the nine-month periods ended September 30, 2010 and 2011
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	Nine months ended September 30,
	2010 (as restated-Note 3)	2011
REVENUES:
Revenues (Note 15)	$643,923	$749,480

EXPENSES:
Voyage expenses	20,589	15,333
Vessel and drilling rigs operating expenses	138,615	253,549
Depreciation and amortization	144,028	192,001
(Gain)/ Loss on sale of assets, net (Note 6)	(10,142)	2,597
Vessel impairment charge (Note 6)	-	112,104
Gain from vessel insurance proceeds	-	(25,064)
General and administrative expenses	62,060	76,894
Operating income	288,773	122,066

OTHER INCOME / (EXPENSES):
Interest and finance costs (Note 14)	(55,926)	(102,387)
Interest income	15,671	16,511
Loss on interest rate swaps (Note 10)	(147,389)	(71,242)
Other, net	4,061	3,120
Total expenses, net	(183,583)	(153,998)

INCOME/ (LOSS) BEFORE INCOME TAXES	105,190	(31,932)
Income taxes	(14,796)	(17,556)

NET INCOME/ (LOSS)	90,394	(49,488)

Less: Net income attributable to non controlling interest	-	(13,811)

NET INCOME/ (LOSS) ATTRIBUTABLE TO DRYSHIPS INC.	$90,394	$(63,299)

NET INCOME/ (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS (Note 16)	$79,581	$(67,765)

EARNINGS/ (LOSS) PER COMMON SHARE ATTRIBUTABLE TO DRYSHIPS INC. COMMON STOCKHOLDERS, BASIC AND DILUTED (Note 16)	$0.31	$(0.19)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES, BASICAND DILUTED (Note 16)	255,693,215	$348,286,721

 The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

DRYSHIPS INC.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the nine-month periods ended September 30, 2010 and 2011
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	Nine months ended September 30,
	2010 (as restated-Note 3)	2011
Net Cash Provided by Operating Activities	$341,948	$297,139

Cash Flows from Investing Activities:
Vessel insurance proceeds	-	58,200
Business acquisition, net cash		(25,608)
Proceeds from sale of vessels, net of costs	73,317	98,736
Vessels acquisitions, improvements and other fixed assets	(43,448)	(15,945)
Advances for vessel acquisitions/rigs under construction	(597,385)	(2,106,440)
(Increase)/decrease in restricted cash	(146,377)	337,231
Drilling rigs, equipment and other improvements	(6,419)	-
Net Cash Used in Investing Activities	(720,312)	(1,653,826)

Cash Flows from Financing Activities :
Proceeds from issuance of convertible notes	237,552	-
Proceeds from long-term credit facility and senior notes	5,358	2,487,585
Payments of long-term credit facility	(253,221)	(1,083,415)
Proceeds/Payments from /of share lending agreement	100	(10)
Net proceeds from common stock issuance	62,996	-
Payments of financing costs	(449)	(40,044)
Net Cash Provided by Financing Activities	52,336	1,364,116
Net increase/(decrease) in cash and cash equivalents	(326,028)	7,429
Cash and cash equivalents at beginning of period	693,169	391,530
Cash and cash equivalents at end of period	$367,141	$398,959

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information:

The accompanying unaudited interim condensed consolidated financial statements include the accounts of DryShips Inc. and its subsidiaries (collectively, the "Company" or "DryShips"). DryShips was formed on September 9, 2004 under the laws of the Republic of the Marshall Islands. The Company is a provider of international seaborne drycargo and oil transportation services and deepwater drilling services.

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the U.S. Securities and Exchange Commission (the "SEC") on April 15, 2011.

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the nine-month period ended September 30, 2011 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2011.

2. Significant Accounting policies:

Below are described the accounting changes that are adopted in the first nine months of 2011. A discussion of the Company's significant accounting policies can be found in the Company's consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on April 15, 2011 (the "Consolidated Financial Statements for the year ended December 31, 2010").

Drybulk and Tanker Vessels' Depreciation

The Company records the value of its vessels at their cost (which includes acquisition costs directly attributable to the vessel, capitalized interest and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. Depreciation begins when the vessel is ready for its intended use, on a straight-line basis over the vessel's remaining economic useful life, after considering the estimated residual value (vessel's residual value is equal to the product of its lightweight tonnage and estimated scrap rate). Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. The Company estimates the useful life of its vessels to be 25 years from the date of initial delivery from the shipyard and, until December 31, 2010, estimated the residual value of its vessels to be $120 per lightweight ton. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations become effective.

Until December 31, 2010, the Company depreciated its vessels on a straight-line basis over their estimated useful lives, after considering their estimated residual values, based on the assumed value of the scrap steel available for recycling after demolition, calculated at $120 per lightweight ton. From January 1, 2011, the assumed value of scrap steel for the purpose of estimating the residual values of vessels is calculated at $250 per lightweight ton. The Company has taken this decision as steel prices and related scrap values have increased substantially over the past ten years and are currently at historically high levels. The impact of the increase in the scrap price used in the estimation of residual values will be a decrease in depreciation expense going forward. The effect of this change in accounting estimate, which did not require retrospective application as per ASC 250 "Accounting Changes and Error Corrections," is the decrease of net loss for the nine-month period ended September 30, 2011 by $3,031, or $0.009 per weighted average number of shares, basic and diluted.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies – (continued):

Recent accounting pronouncements:

In May 2011, the FASB issued Accounting Standards Update (ASU) No.2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs" (ASU 2011-04). This newly issued accounting standard clarifies the application of certain existing fair value measurement guidance and expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This ASU is effective on a prospective basis for annual and interim reporting periods beginning on or after December 15, 2011, which for the Company means January 1, 2012. The Company does not expect that adoption of this standard will have a material impact on its financial position or results of operations.

In June 2011, the FASB issued ASU No.2011-05, "Comprehensive Income (Topic 220)" (ASU 2011-05). This newly issued accounting standard (1) eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity; (2) requires the consecutive presentation of the statement of net income and other comprehensive income; and (3) requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income. The amendments in this ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income nor do the amendments affect how earnings per share is calculated or presented. This ASU is required to be applied retrospectively and is effective for fiscal years and interim periods within those years beginning after December 15, 2011, which for the Company means January 1, 2012. As this accounting standard only requires enhanced disclosure, the adoption of this standard will not impact the Company's financial position or results of operations.

3. Restatement of Financial Statements:

Restatement of interest and finance costs:

The Company adjusted its previously reported consolidated financial statements for the nine-month period ended September 30, 2010 to reflect the correction of an error in computing capitalized interest expense for assets under construction. Management concluded that the factors affecting the capitalized interest calculations should also include the convertible senior notes issued in November 2009 and April 2010 as well as the amortization of deferred financing fees.

Additionally, the Company considered ASC 815-30, 'Cash flow Hedges' and adjusted its previously reported statements to reflect the correction of an error to reverse the reclassification into earnings of that portion of interest that should have remained in accumulated other comprehensive loss since it related to cash flow hedges of the variability of borrowings associated with assets under construction. Such accumulated other comprehensive loss should be reclassified into earnings in the same period or periods during which the hedged transactions affect earnings.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3. Restatement of Financial Statements – (continued):

The following tables reflect the impacts on the financial statement line items of the accounting adjustments:

Consolidated Statement of Operations

	For the nine-month period ended September 30, 2010
	(as previously reported)	(as restated)

Interest and finance costs	$(81,870)	$(55,926)
Total other expenses, net	(209,527)	(183,583)
Income before income taxes	79,246	105,190
Net income attributable to DryShips Inc.	64,450	90,394
Net income attributable to common stockholders	53,964	79,581
Earnings per common share, basic and diluted	$0.21	$0.31

The impact of the foregoing errors is shown below:
Consolidated Cash Flow	For the nine-month period ended September 30, 2010
	(as previously reported)	(as restated)
Net Cash provided by Operating Activities	$300,047	$341,948
Advances for vessel acquisitions/rigs under construction	(555,484)	(597,385)
Net cash Used in Investing Activities	$(678,411)	$(720,312)

4. Transactions with Related Parties:

The amounts included in the accompanying consolidated balance sheets and unaudited interim condensed statements of operations are as follows:

	December 31, 2010	September 30, 2011
Balance Sheet
Due to related party – Cardiff	$-	$(352)
Due to related party – Vivid	-	(1,505)
Due to related party – TMS Dry	-	(9,142)
Due to related party – TMS Tankers	-	(18)
Due to related party – Steel Wheel Investments Limited		(3,807)
Due to related party- Total	-	(14,824)
Due from related party – TMS Bulkers	-	22,003
Due from related party – TMS Tankers	-	6,752
Due from related party – Cardiff Marine	20,939	-
Due from related party - Sigma and Blue Fin pool	-	628
Due from related party- Total	20,939	29,383
Advances for vessels/rigs under construction – Cardiff/TMS Bulkers/ TMS Tankers, for the year/period	5,321	7,661
Vessels and rigs, net – Cardiff./TMS Tankers, for the year/period	430	8,138
Accounts payable and other current liabilities- Sigma Pool	-	64
Accounts payable and other current liabilities- Tri-Ocean Heidmar	-	68

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties

Balance Sheet	December 31, 2010	September 30, 2011
Other current Assets- Cardiff	-	30
Other current Assets- Sigma and Blue Fin pool	-	4,366
Other non-current assets- Sigma and Blue Fin pool	-	400
Other non-current assets-TMS Dry	$-	$4,140

	Nine-month period ended September 30,
	2010	2011
Statement of Operations
Voyage Revenues – Sigma and Blue Fin pool	$-	$8,748
Voyage expenses – Cardiff	4,220	-
Voyage expenses – TMS Tankers	-	(109)
Voyage expenses – TMS Bulkers	-	(3,423)
Voyage expenses – TMS Dry	-	(67)
Gain on sale of assets-commissions-Cardiff	772	-
Gain on sale of assets – TMS Bulkers	-	1,020
General and administrative expenses:
- Management fees - Cardiff	(13,357)	-
- Management fees – TMS Tankers	-	(1,460)
- Management fees – TMS Bulkers		(20,950)
- Management fees – TMS Dry	-	(481)
- Consultancy fees – Fabiana	(2,678	(2,870)
- Consultancy fees – Vivid	-	(5,675)
- SOX fees – Cardiff	(1,983)	-
- Rent	(9)	(19)
- Amortization of CEO stock based compensation	$(20,803)	$(21,041)
(Per day and per quarter information in the note below is expressed in United States Dollars/Euros)
TMS Bulkers Ltd. – TMS Tankers Ltd.:
Effective January 1, 2011, each of the Company's drybulk vessel-owning subsidiaries entered into new management agreements with TMS Bulkers Ltd. (''TMS Bulkers''), which replaced the Company's management agreements with Cardiff Marine Inc. ("Cardiff") that were effective as of September 1, 2010 through December 31, 2010. TMS Bulkers provides comprehensive drybulk ship management services, including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training as well as supply provisioning. TMS Bulkers' commercial management services include operations, chartering, sale and purchase, post-fixture administration, accounting, freight invoicing and insurance. Each new vessel management agreement provides for a fixed management fee, the same fee as was charged by Cardiff under the Company's previous management agreements effective from September 1, 2010, of Euro 1,500 ($2,027 based on the Euro/U.S. Dollar exchange rate at September 30, 2011) per vessel per day, which is payable in equal monthly installments in advance and is automatically adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%.

Effective January 1, 2011, each of the Company's tanker ship-owning subsidiaries entered into new management agreements with TMS Tankers Ltd. (''TMS Tankers'') and, together with TMS Bulkers, the "Managers". The Managers are beneficially majority owned by George Economou. TMS Tankers provides comprehensive tanker ship management services, including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training as well as supply provisioning. TMS Tankers' commercial management services include operations, chartering, sale and purchase, post-fixture administration, accounting, freight invoicing and insurance.

Under the management agreements, TMS Tankers is entitled to a construction supervisory fee of 10% of the budget for the vessels under construction, payable up front in lieu of the fixed management fee. Once the vessel is operating, TMS Tankers is entitled to a daily management fee per vessel of Euro 1,700 ($2,297 based on the Euro/U.S. Dollar exchange rate at September 30, 2011), payable in equal monthly installments in advance and automatically adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties - (continued):

Under their respective agreements, the Managers are also entitled to (i) a discretionary incentive fee, (ii) a commission of 1.25% on charter hire agreements that are arranged by the Managers; and (iii) a commission of 1% of the purchase price on sales or purchases of vessels in the Company's fleet that are arranged by the Managers.

Transactions with TMS Bulkers and TMS Tankers in Euros were settled on the basis of the average U.S. Dollar rate on the invoice date.

TMS Dry Ltd. ('TMS Dry') Effective June 15, 2010, OceanFreight Inc. ("OceanFreight") contracted the technical and commercial management of its drybulk vessels to TMS Dry Ltd. ("TMS Dry") and the supervision of the construction of its tankers, that have subsequently been sold to TMS Tankers Ltd. (together with TMS Dry).

TMS Dry is engaged under separate vessel management agreements directly by OceanFreight's wholly-owned, vessel–owning subsidiaries. Under the vessel management agreements, OceanFreight pays a daily management fee per vessel, covering also superintendent's fee per vessel plus expenses for any services performed relating to evaluation of the vessel's physical condition, supervision of shipboard activities or attendance upon repairs and drydockings. At the beginning of each calendar year, these fees are adjusted upwards according to the Greek consumer price index. Such increase cannot be less than 3% and more than 5%. In the event that the management agreements are terminated for any reason other than TMS Dry's default, OceanFreight is required (i) to pay management fees for a further period of three calendar months as from the date of termination; and (ii) to pay an equitable proportion of any severance crew costs which materialize as per applicable Collective Bargaining Agreement (CBA).

TMS is entitled to a daily management fee per vessel of Euro 1,500 ($2,027 based on the Euro/U.S. Dollar exchange rate at September 30, 2011) and Euro 1,700 ($2,297 based on the Euro/U.S. Dollar exchange rate at September 30, 2011) for the drybulk carriers and tanker vessels, respectively. TMS Dry is also entitled to (i) a discretionary incentive fee; (ii) extra superintendents' fee of Euro 500 ($676 based on the Euro/U.S. Dollar exchange rate at September 30, 2011) per day; (iii) a commission of 1.25% on charter hire agreements that are arranged; and (iv) a commission of 1% of the purchase price on sales or purchases of vessels in the OceanFreight's fleet that are arranged. Furthermore, TMS Dry is entitled to a supervision fee payable upfront for vessels under construction equal to 10% of the approved annual budget for supervision cost.

On July 25, 2011, OceanFreight, TMS Dry Ltd and TMS Bulkers Ltd. entered into an agreement providing for the termination of the management agreements with TMS Dry upon completion of the merger (Note 7) and TMS Dry Ltd will receive (a) $6.6 million due to the change of control and waive its contractual entitlement to seek fees for three year and (b) $2.4 million commission due to the merger transaction. Following the completion of the merger the Company will enter into ship management agreements for each of the eleven owned vessels and hulls with TMS Bulkers Ltd. on terms identical to those in the management agreements with TMS Dry Ltd.

Transactions with TMS Dry in Euros were settled on the basis of the average USD rate on the invoice date.

Drillship Management Agreements with Cardiff: Effective December 21, 2010, the Company terminated its management agreements with Cardiff pursuant to which Cardiff provided supervisory services in connection with the construction of the drillships Ocean Rig Corcovado and Ocean Rig Olympia. The Company paid Cardiff a management fee of $40 per month per drillship for the Ocean Rig Corcovado and Ocean Rig Olympia. The management agreements also provided for: (i) a chartering commission of 1.25% on revenue earned; (ii) a commission of 1% on the shipyard payments or purchase price paid for drillships; (iii) a commission of 1% on loan financing or refinancing; and (iv) a commission of 2% on insurance premiums. These agreements were replaced with the Global Services Agreement discussed below.

Global Services Agreement: On December 1, 2010, the Company entered into a Global Services Agreement with Cardiff, effective December 21, 2010, pursuant to which the Company has engaged Cardiff to act as consultant on matters of chartering and sale and purchase transactions for the offshore drilling units operated by the Company's majority-owned subsidiary, Ocean Rig UDW Inc. ("Ocean Rig UDW"). Under the Global Services Agreement, Cardiff, or its subcontractor, (i) provides consulting services related to identifying, sourcing, negotiating and arranging new employment for offshore assets of the Company and its subsidiaries, including the Company's drilling units; and (ii) identifies, sources, negotiates and arranges the sale or purchase of the offshore assets of the Company and its subsidiaries, including the Company's drilling units. In consideration of such services, the Company pays Cardiff a fee of 1.0% in connection with employment arrangements and 0.75% in connection with sale and purchase activities. For the nine-month period ended September 30, 2011, the Company paid $1,650 as fees related to the Global Services Agreement regarding employment arrangements. Transactions with Cardiff in Euros were settled on the basis of the average USD rate on the invoice date.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties - (continued):

Fabiana Services S.A.: Under the consultancy agreement effective February 3, 2005 between the Company and Fabiana Services S.A. ("Fabiana"), a related party entity incorporated in the Marshall Islands, Fabiana provides consultancy services relating to the services of George Economou in his capacity as Chief Executive Officer of the Company (Note 12).

On January 25, 2010, the Compensation Committee approved that a bonus in the form of 4,500,000 shares of the Company's common stock, par value $0.01, be granted to Fabiana for the contribution of the services of George Economou as Chief Executive Officer rendered during 2009 as well as for anticipated contribution of such services during the years 2010, 2011 and 2012. The shares shall vest over a period of three years, with 1,000,000 shares vesting on the grant date; 1,000,000 shares vesting on December 31, 2010 and 2011 respectively; and 1,500,000 shares vesting on December 31, 2012. In addition, the annual remuneration to be awarded to Fabiana under the consultancy agreement was increased to Euro 2.7 million ($3.6 million based on the Euro/U.S. Dollar exchange rate as of September 30, 2011).

On January 12, 2011, the Compensation Committee approved a $4 million bonus and 9,000,000 shares of the Company's common stock payable to Fabiana for the contribution of the services of Mr. Economou as Chief Executive Officer rendered during 2010. The shares were granted to Fabiana and vest over a period of eight years, with 1,000,000 shares vesting on the grant date and 1,000,000 shares vesting annually on December 31, 2011, through 2018, respectively.

Vivid Finance Limited: Under the consultancy agreement effective from September 1, 2010 between the Company and Vivid Finance Limited ("Vivid Finance"), a related party entity incorporated in Cyprus, Vivid Finance provides the Company with financing-related services such as (i) negotiating and arranging new loan and credit facilities, interest rate swap agreements, foreign currency contracts and forward exchange contracts; (ii) renegotiating existing loan facilities and other debt instruments; and (iii) the raising of equity or debt in the capital markets. In exchange for its services, Vivid Finance is entitled a fee equal to 0.20% on the total transaction amount. The consultancy agreement has a term of five years and may be terminated (i) at the end of its term unless extended by mutual agreement of the parties; (ii) at any time by the mutual agreement of the parties; and (iii) by the Company after providing written notice to Vivid Finance at least 30 days prior to the actual termination date.

Private offering: A company controlled by the Company's Chairman, President and Chief Executive Officer, Mr. George Economou, purchased 2,869,428 common shares, or 2.38% of the common shares of the Company's majority-owned subsidiary, Ocean Rig UDW, in a private offering that was completed on December 21, 2010. The offering price was $17.50 per share. The price per share paid was the same as that paid by other investors taking part in the private offering.

Legal services Mr. Savvas D. Georghiades, a member of the board of directors of the Company's majority-owned subsidiary, Ocean Rig UDW, provides legal services to certain subsidiaries through his law firm, Savvas D. Georghiades, Law Office. For the nine-month period ended September 30, 2010 and 2011, Ocean Rig UDW paid a fee of Euro 33,149 and Euro 47,390, respectively, for the legal services provided by Mr. Georghiades.

Lease Agreement: The Company leases office space in Athens, Greece from a son of George Economou.

Sigma Tankers Inc. pool and Blue Fin Tankers Inc. pool: Tankers Saga and Daytona are employed in the Sigma Tankers Inc. pool (''Sigma'') while tanker Vilamoura is employed in the Blue Fin Tankers Inc. pool (''Blue Fin''). In addition, upon the acquisition of OceanFreight and as of September 30, 2011, the Company has a receivable from Sigma and Blue Fin, related to Oceanfreight's sold vessels Tigani and Olinda, respectively. The vessels were delivered to their new owners on May 4, 2010 and May 25, 2011, respectively. Sigma and Blue Fin are spot market pools managed by Heidmar Inc. George Economou is the Chairman of the Board of Directors of Heidmar Inc.

Tri-Ocean Heidmar Tankers LLC ("Tri-Ocean Heidmar"): Upon the acquisition of OceanFreight and as of September 30, 2011, the Company has a payable from Tri-Ocean Heidmar, related to Oceanfreight's sold vessel Tamara. The vessel was delivered to her new owners on November 6, 2010. Tri-Ocean Heidmar is owned by Heidmar Inc.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties - (continued):

Steel Wheel Investments Limited: Under an agreement between OceanFreight and Steel Wheel Investments Limited ("Steel Wheel"), a company controlled by the OceanFreight's Chief Executive Officer, Antony Kandylidis, Steel Wheel provides consulting services to the OceanFreight in connection with the duties of OceanFreight's Chief Executive Officer for an annual fee plus a discretionary cash bonus, as approved by the Compensation Committee of OceanFreight.

On July 25, 2011, the OceanFreight and Steel Wheel signed an addendum to the initial consultancy agreement providing for the termination of the agreement upon completion of OceanFreight's merger with Dryships discussed above. OceanFreight's Chief Executive Officer will continue to provide his services on behalf of Steel Wheel under its current remuneration fee until the closing of the merger or December 31, 2011 whichever is latest.

5. Vessels and Rigs under Construction and Acquisitions:

The amounts shown in the accompanying consolidated balance sheets include milestone payments relating to the shipbuilding contracts with the shipyards, supervision costs and any material related expenses incurred during the construction periods, all of which are capitalized in accordance with the accounting policy discussed in Note 2 of the Consolidated Financial Statements for the year ended December 31, 2010.

The amounts in the accompanying consolidated balance sheets are analyzed as follows:
	December 31,	September 30,
	2010	2011
Balance at beginning of year/period	$1,182,600	$2,072,699
Advances for vessels/drillships under construction and related costs	894,416	2,506,849
Vessels/drillships delivered	(4,317)	(3,615,736)
Balance at end of year/period	$2,072,699	$963,812
Vessels under construction at September 30, 2011 include $31,822, representing the fair value of OceanFreight's vessels under construction at the acquisition date (Note 7).

On January 3, 2011 and March 30, 2011, the Company's majority owned subsidiary, Ocean Rig UDW, took delivery of its newbuilding drillship, the Ocean Rig Corcovado and the Ocean Rig Olympia, respectively.

On April 12, 2011, the Company concluded an order with an established Chinese shipyard for two 176,000 dwt drybulk vessels, namely hull number H1241 and H1242, for an aggregated price of $54,164 million per vessel. The vessels are expected to be delivered in the third and the fourth quarters of 2012, respectively.

On April 18, 2011, April, 27, 2011 and June 23, 2011, pursuant to the drillship master agreement (Note 8), the Company's majority owned subsidiary, Ocean Rig UDW exercised three of its four newbuilding drillship options under its contract with Samsung Heavy Industries Co., Ltd. ("Samsung"), dated November 22, 2010 and entered into shipbuilding contracts for three seventh generation ultra-deepwater drillships, namely NB#1, NB#2 and NB#3, for a total yard cost (including extras) of $620,000, per drillship. Delivery of these hulls is scheduled for July 2013, September 2013 and November 2013, respectively.

On May 16, 2011, the Company's majority owned subsidiary, Ocean Rig UDW entered into an addendum to its option contract with Samsung, pursuant to which Ocean Rig UDW was granted the option for the construction of up to two additional ultra-deepwater drillships, which would be "sister-ships" to the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos and the seventh generation ultra-deepwater drillships described above, with certain upgrades to vessel design and specifications. Pursuant to the addendum, the two additional newbuilding drillship options and the remaining option under the original contract may be exercised at any time on or prior to January 31, 2012.

On July 28 and September 30, 2011, the Company took delivery of its newbuilding drillships, the Ocean Rig Poseidon and the Ocean Rig Mykonos.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

6. Vessels and Drilling Rigs:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

Drybulk and Tanker vessels:

	Cost	Accumulated Depreciation	Net book Value
Balance, December 31, 2010	$2,328,845	(410,879)	$1,917,966
Additions/transfers from vessels under construction	379,691	-	379,691
Disposals	(102,000)	755	(101,245)
Vessel total constructive loss	(35,261)	2,125	(33,136)
Impairment loss	(193,067)	80,963	(112,104)
Depreciation	-	(82,191)	(82,191)
Balance, September 30, 2011	$2,378,208	(409,227)	$1,968,981

Vessel cost at September 30, 2011 includes $187,000, representing the fair value of OceanFreight's vessels at the acquisition date (Note 7).

On March 17, 2011, the Company's vessel Oliva, was ran aground and sank in the South Atlantic ocean. The vessel was declared a total actual loss and the Company has collected all of the insurance proceeds.

On January 18, 2011, March 23, 2011 and April 29, 2011, the Company took delivery of the newbuilding tankers Saga, Vilamoura, and Daytona, respectively.

During the fourth quarter of 2010, the Company concluded a Memorandum of Agreement for the sale of vessel Primera for a sale price of $26,500. The vessel was delivered to her new owners at April 4, 2011, realizing a total loss of $618.

On July 1, 2011, and August 24, 2011, the Company concluded Memoranda of Agreement for the sale of the vessels, Conquistador and Toro and on July 15, 2011 for the sale of vessels Brisbane and Samsara.. An impairment loss of $106,187 was recognized in the attached statement of operations. The vessels Conquistador, Brisbane and Samsara were delivered to their new owners on July 25, 2011, September 6, 2011 and August 24, 2011, respectively, realizing total loss of $1,365, while the Toro was delivered on October 14, 2011.

During the second quarter of 2011, the Company concluded a Memorandum of Agreement for the sale of vessel La Jolla for a sale price of $20,200. The Company has classified the vessel La Jolla as "held for sale" in June 30, 2011 consolidated balance sheet, as all criteria required for its classification as "Vessel held for sale" was met and an impairment loss of $5,917 was recognized as a result of the reduction of the vessel's carrying amount to its fair value less cost to sell. The vessel was delivered to her new owners at September 21, 2011 realising a loss of $527.

Drilling Rigs:

	Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2010	$1,441,630	(192,297)	$1,249,333
Additions/transfers from rigs under construction	3,437,897	-	3,437,897
Disposals	(169)	70	(99)
Depreciation	-	(107,127)	(107,127)
Balance, September 30, 2011	$4,879,358	(299,354)	$(4,580,004)

As of September 30, 2011, all of the Company's operating vessels and drilling units, except for the vessel Toro,  have been pledged as collateral to secure the bank loans (Note 9).

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

7. Acquisition of OceanFreight:

On July 26, 2011, DryShips and OceanFreight, entered into a definitive merger agreement for a subsidiary of DryShips to acquire the outstanding shares of OceanFreight for consideration per share of $19.85, consisting of $11.25 in cash and 0.52326 of a share of common stock of Ocean Rig UDW. OceanFreight, a company organized under the laws of the Republic of the Marshall Islands on September 11 2006, is a company listed on the NASDAQ Global Market with the ticker "OCNF" and a fleet comprised of four Capesize bulk carriers, two Panamax bulk carriers, and five newbuilding Very Large Ore Carriers scheduled for delivery in 2012 and 2013. The acquisition of OceanFreight will allow the Company to expand its fleet.

Simultaneously with the execution of the merger agreement described above, a subsidiary of the Company, entities controlled by Mr. Kandylidis and OceanFreight entered into a separate purchase agreement, pursuant to which the subsidiary of DryShips acquired 3,000,856, or approximately 50.5%, of the outstanding shares of OceanFreight's common stock from entities controlled by Mr. Kandylidis, for the same consideration per share that the OceanFreight shareholders will receive in the merger. This transaction closed on August 24, 2011.

The acquisition of the majority voting common shares of OceanFreight was accounted for under the purchase method of accounting. The Company began consolidating OceanFreight from August 24, 2011 (the date of acquisition of OceanFreight), as of which date the results of operations of OceanFreight are included in the accompanying unaudited interim condensed consolidated statement of operations for the nine month period ended September 30, 2011. The preliminary purchase price allocation is as follows:

Assets:
Current assets	$12,353
Vessels	187,000
Vessels under construction	31,822
Above-market acquired time charters	47,320
Other Non Current assets	7,589
Total assets acquired	286,084

Liabilities:
Current liabilities, excluding current portion of long-term bank debt and current portion of financial instruments	23,774
Bank debt, including current portion of $26,524	137,711
Financial Instruments, including current portion of $5,990	9,017
Non controlling interest	57,257
Total liabilities	227,759

Net assets acquired	$58,325

Cash consideration	$33,760
Consideration paid in OCR' shares (1,570,226 shares exchanged)*	24,565
Total consideration	$58,325

* Closing price of Ocean Rig common shares as of August 24, 2011 used for the determination of the consideration paid.

The Company has recorded a preliminary allocation of the purchase price to OceanFreight's assets acquired and liabilities assumed based on the fair values as of August 24, 2011. The Company is still assessing the economic characteristics of certain intangibles. The Company expects to substantially complete this assessment during the third quarter of 2012 and may adjust the amounts recorded as of September 30, 2011 to reflect any revised valuations.

The carrying amounts of vessels and vessels under construction of $300,540 and $94,922, respectively were reduced by fair value adjustments of  $113,540 and $63,100, respectively as of the acquisition date. In connection with the acquisition, the Company acquired charter out contracts for the future time-chartered services of OceanFreight, some of which extend from January 2012 to December 2019. These contracts include fixed day rates that are above day rates available as of the acquisition date. After determining the aggregate fair values of these time-chartered contracts as of the acquisition date, the Company recorded the respective contract fair values on the consolidated balance sheet as non-current assets under "Fair value of Above market acquired time charters". These will be amortized into revenues using the straight-line method over the respective contract periods (1 to 8 years based on  the respective contracts). The amount amortized as of September 30, 2011 amounted to $2,070.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

7. Acquisition of OceanFreight– (continued):

		Amortization Schedule
	Amount Acquired	Amortization as of September 30, 2011	2012	2013	2014	2015	thereafter
Above-market acquired time charters	$47,320	$2,070	$19,568	$11,924	$9,945	$1,870	$1,943

The Company recorded in its balance sheet as of September 30, 2011 an amount of $57,257, which represents the noncontroling interest in OceanFreight at its acquisition date fair value. The Company valued  its noncontrolling interest at acquisition date at fair value, which according to the merger agreement and the share merger agreement results from the fact that the Company has agreed to acquire 100% of Oceanfreight based on a predetermined price.

All above fair values were based upon available market data using management estimates and assumptions. The preliminary purchase price allocation was prepared by the Company, assisted by a third party expert, based on management estimates and assumptions, making use of available market data and taking into consideration third party valuations of fleet and newbuildings acquired, performed on a charter free basis.

The following pro forma consolidated financial information reflects the results of operations for the nine months ended September 30, 2010 and 2011, as if the acquisition of OceanFreight had occurred at the beginning of fiscal 2010 and after giving effect to preliminary purchase accounting adjustments and to the accounting changes described above and are mainly in vessels' depreciation and above-market time charters amortization. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place as of the beginning of fiscal 2010. In addition, these results are not intended to be a projection of future results and do not reflect any synergies that might be achieved from the combined operations.

	September 30,
	2010	2011
Pro forma revenues	$708,980	$776,143
Pro forma operating income	235,966	112,630
Pro forma net income/ (loss)	18,817	(64,425)
Pro forma per share amounts:
Basic net income/ (loss) per share	$0.17	$(0.22)

The amounts of revenues and earnings following the acquisition of OceanFreight on August 24, 2011 included in the interim condensed consolidated statement of operations for the nine-month periods ended September 30, 2011 were $3,148 and $191, respectively.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8. Other non current assets:
The amounts included in the accompanying consolidated balance sheets are as follows:

	December 31, 2010	September 30, 2011
Security deposits for derivatives	$78,600	$36,200
Delivery payment for drillship	294,569	-
Option for construction of drillships	99,024	24,756
Other	-	16,863
Balance at end of year/period	$472,193	$77,819

As of December 31, 2010, security deposits (margin calls) of $39,500 and $39,100 for the Ocean Rig Poseidon and the Ocean Rig Mykonos, respectively, were paid and recorded as "Other non current assets" in the accompanying consolidated balance sheet as of December 31, 2010. As of September 30, 2011, security deposits (margin calls) of $1,800 and $34,400 for the Ocean Rig Poseidon and the Ocean Rig Mykonos, respectively, were recorded as "Other non current assets" in the accompanying interim condensed consolidated balance sheet. These deposits are required by the counterparty due to the market loss in the swap agreements as of December 31, 2010 and September 30, 2011.

On December 28, 2010 the final yard installment of $294,569 for the Ocean Rig Corcovado was paid to a suspense account and was recorded as "Other non current assets" in the accompanying consolidated balance sheet as of December 31, 2010. On January 3, 2011 and in connection with the delivery of Ocean Rig Corcovado, the balance in the suspense account was released to the yard.

On November 22, 2010, the Company, entered into a contract with Samsung for the construction of up to four additional ultra-deepwater drillships, which would be "sister-ships" to the Ocean Rig Corcovado, Ocean Rig Olympia, Ocean Rig Poseidon and the Ocean Rig Mykonos, with certain upgrades to vessels design and specifications. The total construction cost is estimated to be $620,000 per drillship (including extras). The option agreement required the Company to pay a non-refundable slot reservation fee of $24,756 per drillship, which fee will be applied towards the drillship contract price if the options are exercised. The option agreement was novated by the Company to the Company's majority-owned subsidiary, Ocean Rig UDW, on December 30, 2010, at a cost of $99,024 paid by Ocean Rig. During the nine-month period ended September 30, 2011, the Ocean Rig UDW paid an additional amount of $30,000 to exercise three of the above options. On May 16, 2011, Ocean Rig, entered into an addendum to the option agreement for the construction of up to two additional ultra-deepwater drillships with the same contract terms, conditions and specifications as the four optional drillships under the original agreement and to extend the date to exercise the fourth option under the original agreement from November 22, 2011 to January 31, 2012.

The Company has exercised three of the six options under the option agreement and, as a result, has entered into shipbuilding contracts for three seventh generation, ultra-deepwater drill ships with deliveries scheduled in July 2013, September 2013 and November 2013, respectively. The Company may exercise the three remaining newbuilding drillship options at any time on or prior to January 31, 2012, with vessel deliveries ranging from the third quarter of 2014 and onwards, depending on when the options are exercised.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9. Long-term Debt:

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31, 2010	September 30, 2011
Convertible Senior Notes	$700,000	$700,000
Ocean Rig Senior Notes	-	484,160
Loan Facilities – Drybulk Segment	950,290	883,281
Loan Facilities – Tanker Segment	-	99,441
Loan Facilities – Drilling Rig Segment	1,285,358	2,312,796
Less: Deferred financing costs and unamortized discount	(215,956)	(204,854)
Total debt	2,719,692	4,274,824
Less: Current portion	(731,232)	(360,909)
Long-term portion	$1,988,460	$3,913,915

During the nine-month period ended September 30, 2011, the Company made scheduled principal payments and prepayments of $1,083,425.

Convertible Senior Notes and Related Borrow Facility
In conjunction with the Company's public offering of an aggregate of $460,000 and $240,000 aggregate principal amount of 5% Convertible unsecured Senior Notes in November 2009 and April 2010, respectively (collectively, the "Notes"), the Company also entered into share lending agreements with an affiliate of the underwriter of the offering, or the share borrower, pursuant to which the Company loaned the share borrower an aggregate of approximately 36.1 million shares of the Company's common stock. Under the share lending agreements, the share borrower is required to return the borrowed shares when the Notes are no longer outstanding. The Company did not receive any proceeds from the sale of the borrowed shares by the share borrower, but the Company did receive a nominal lending fee of $0.01 per share from the share borrower for the use of the borrowed shares. During 2011, the share borrower returned 1,000,000 of the above loaned shares to the Company, which were not retired and are included as treasury stock in the accompanying balance sheet as of September 30, 2011.

The fair value of the outstanding loaned shares as of December 31, 2010 and September 30, 2011 was $198,189 and $82,134 respectively. On the day of the Note issuance the fair value of the share lending agreements was determined to be $14,476 based on a 5.5% interest rate of the Notes without the share lending agreement and was recorded as debt issuance cost. Amortization of the issuance costs associated with the share lending agreement recorded as interest expense during the nine-month periods ended September 30, 2010 and 2011,was $1,571 and $2,225, respectively resulting in an unamortized amount of $10,618 and $9,439 at September 30, 2010 and 2011, respectively.

Effective September 19, 2011 the applicable conversion price has been changed to $6.90 per share. The previous conversion price of $7.19 per share was adjusted downward in connection with the Company's partial spin off of Ocean Rig (Note 11). Since the Company's stock price was below the Notes conversion price of $6.90 as of September 30, 2011, the if-converted value did not exceed the principal amount of the Notes.

The total interest expense related to the Notes in the Company's unaudited interim condensed consolidated statement of operations for the nine-month periods ended September 30, 2010 and 2011 was $41,129 and $51,360, respectively, of which $18,520 and $25,110, respectively are non-cash amortization of the discount on the liability component and $22,609 and $26,250, respectively are the contractual interest to be paid semi-annually at a coupon rate of 5% per year. At September 30, 2011 the net carrying amount of the liability component and unamortized discount were $563,079 and $136,921, respectively.

The Company's interest expense associated with the $460,000 aggregate principal amount and $240,000 aggregate principal amount of Notes is accretive based on an effective interest rate of 12% and 14%, respectively.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9. Long-term Debt – (continued):

Ocean Rig Senior Notes
On April 27, 2011, the Company's majority-owned subsidiary, Ocean Rig UDW, issued $500,000 aggregate principal amount of its 9.5% senior unsecured notes due 2016 (the "OCR UDW Notes") offered in a private placement, resulting in net proceeds of approximately $487.5 million. The OCR UDW Notes are unsecured obligations and rank senior in right of payment to any its future subordinated indebtedness and equally in right of payment to all of its existing and future unsecured senior indebtedness. The notes are not be guaranteed by any of the Company's subsidiaries. Ocean Rig UDW may redeem some or all of the notes as follows: (i) at any time and from time to time from April 27, 2014 to April 26, 2015, at a redemption price equal to 104.5% of the aggregate principal amount, plus accrued and unpaid interest to the date of redemption; or (ii) at any time and from time to time from April 27, 2015 at a redemption price equal to 102.5% of the aggregate principal amount, plus accrued and unpaid interest to the date of redemption. Upon a change of control, which occurs if 50% or more of Ocean Rig UDW's shares are acquired by any person or group other than DryShips or its affiliates, the noteholders will have an option to require Ocean Rig UDW to purchase all outstanding notes at a redemption price of 100% of the principal amount thereof plus accrued and unpaid interest to the date of purchase. As per September 30, 2011, Ocean Rig UDW was in compliance with the bond agreement financial covenants.

The total interest expense related to the OCR UDW Notes in the Company's unaudited interim condensed consolidated statement of operations for the nine-month periods ended September 30, 2011 was $20,452. The contractual semi-annual coupon interest rate is 9.5% per year.

On April 26, 2011, DryShips agreed to purchase from three unaffiliated companies senior unsecured notes of Ocean Rig UDW in the total aggregate principal amount of $75,000. During the period from May 19, 2011 to July 27, 2011, the Company sold to third parties these senior unsecured notes with notional amount of $57,000 resulting in to gain of $1,406. The remaining $18,000 senior unsecured notes were measured at fair value as of September 30, 2011 and a loss of $2,160 was recorded in "Other comprehensive income".

Term loans
The bank loans are payable in U.S. Dollars in quarterly and semi-annual installments with balloon payments due at maturity between January 2015 and November 2020. Interest rates on the outstanding loans as at September 30, 2011 are based on LIBOR plus a margin.

On December 21, 2010, an Ocean Rig UDW subsidiary entered into a $325,000 short-term loan facility (the "$325,000 Bridge Loan") with a syndicate of lenders for the purpose of (i) meeting the ongoing working capital needs of Drillships Hydra Owners Inc.; (ii) financing the partial repayment of existing debt in relation to the purchase of the Ocean Rig Corcovado; and (iii) financing the payment of the final installment associated with the purchase of said drillship.  This loan facility was repayable in full in June 2011 and bore interest at a rate of LIBOR plus a margin. Ocean Rig UDW drew down the full amount of this loan on January 5, 2011 and repaid the full amount of this loan on April 20, 2011 with borrowings under the $800 million senior secured term loan agreement discussed below.

On February 7, 2011, the Company entered into a $70,000 term loan facility to partially finance the acquisition cost of the newbuilding tankers Saga and Vilamoura. The loan bears interest at LIBOR plus a margin, and is repayable in twenty quarterly installments plus a balloon payment through February 2016. As of September 30, 2011, the Company has drawn down the full amount available under this facility.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9. Long-term Debt – (continued):

On April 18, 2011, Ocean Rig entered into an $800,000 syndicated secured term loan facility to partially finance the construction costs of the Ocean Rig Corcovado and the Ocean Rig Olympia. This facility has a five-year term and is repayable in 20 quarterly installments, plus a balloon payment payable with the last installment. The facility bears interest at LIBOR plus a margin. The facility is guaranteed by the Company and Ocean Rig UDW and imposes certain financial covenants on both entities. On April 20, 2011, Ocean Rig UDW drew down the full amount of this facility and prepaid the outstanding balance of its existing $325,000 senior secured credit facility.

On April 20, 2011, the Company entered into a $32,313 secured term loan facility to partially finance the acquisition cost of the newbuilding tanker Daytona. The loan bears interest at LIBOR plus a margin, and is repayable in twenty four quarterly installments plus a balloon payment through April 2017. As of September 30, 2011, the Company has drawn down the full amount available under this facility.

On April 27, 2011, Ocean Rig entered into an amended agreement with all lenders under its two $562,500 loan agreements to restructure the original agreements. The principal terms of the restructuring are as follows: (i) the maximum amount permitted to be drawn is reduced from $562,500 to $495,000 under each facility; (ii) in addition to the guarantee already provided by the Company, Ocean Rig UDW provided an unlimited recourse guarantee that will include certain financial covenants that will apply quarterly to Ocean Rig UDW; (iii) Ocean Rig UDW is permitted to draw under the facility with respect to the Ocean Rig Poseidon based upon the employment of the drillship under its drilling contract with Petrobras Tanzania, and on April 27, 2011, the cash collateral deposited for this vessel was released; and (iv) Ocean Rig UDW will be permitted to draw under the facility with respect to the Ocean Rig Mykonos provided it has obtained suitable employment for such drillship no later than August 2011.

On August 10, 2011, Ocean Rig UDW amended the terms of its $495,000 credit facility for the construction of the Ocean Rig Mykonos to allow for full draw downs to finance the remaining installment payments for the Ocean Rig Mykonos based on the Petrobras Brazil contract for the Ocean Rig Mykonos and, on August 10, 2011, the cash collateral deposited for the drillship was released. The amendment also requires that the Ocean Rig Mykonos be re-employed under a contract acceptable to the lenders meeting certain minimum terms and dayrates at least six months, in lieu of 12 months, prior to the expiration of the Petrobras Brazil contract. All other material terms of the credit facility were unchanged.

As at September 30, 2011, the Company had three open credit facilities, which are reduced in quarterly and semi-annual installments. The aggregate available unused amounts under these facilities at December 31, 2010 and September 30, 2011 were $930,477 and $538, respectively. The Company is required to pay a quarterly commitment fee of 0.60% per annum of the unutilized portion of the line of credit. Interest is payable at a rate based on LIBOR plus a margin. In addition, upon the acquisition of OceanFreight, DryShips issued a guarantee in favor of OceanFreight's only outstanding loan of $137,711 under OceanFreight's $325,000 senior secured credit facility entered into on September 18, 2007. The loan bears interest at LIBOR plus a margin, and is comprised of the following two tranches: Tranche A is a reducing revolving credit facility in a maximum amount of $200,000, $199,000 of which OceanFreight utilized prior to its acquisition by DryShips and the outstanding balance at September 30, 2011 of $94,599 will be reduced or repaid in eight semi-annual equal installments of $8,130 each ,plus a balloon installment in a amount of $29,559; Tranche B is a term loan facility in a maximum amount of $125,000, which was fully utilized by OceanFreight prior to its acquisition by DryShips and the outstanding balance at September 30, 2011 of $43,112 is repayable in eight equal semi-annual installments in the amount of $5,132 each, plus a balloon installment in the amount of $2,056.

The weighted-average interest rates on the above outstanding loans, credit facilities, OCR UDW Notes and convertible senior notes for the applicable periods were 4.93% for the nine-month period ended September 30, 2010 and 5.37% for the nine-month period ended September 30, 2011, respectively.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9. Long-term Debt – (continued):

The above loans are secured by a first priority mortgage over the vessels, a corporate guarantee, a first assignment of all freights, earnings, insurances and requisition compensation. The loans contain covenants including restrictions, without the bank's prior consent, as to changes in management and ownership of the vessels, additional indebtedness and mortgaging of vessels, and change in the general nature of the Company's business. In addition, some of the Company's vessel-owning subsidiaries are not permitted to pay any dividends to DryShips, nor is DryShips permitted to pay any dividends to its shareholders, without the lender's prior consent. The loans also contain certain financial covenants relating to the Company's financial position, operating performance and liquidity. The Company's secured credit facilities impose operating and negative covenants on the Company and its subsidiaries. These covenants may limit DryShips' subsidiaries' ability to, among other things, without the relevant lenders' prior consent (i) incur additional indebtedness, (ii) change the flag, class or management of the vessel mortgaged under such facility, (iii) create or permit to exist liens on their assets, (iv) make loans, (v) make investments or capital expenditures, and (vi) undergo a change in ownership or control.

Total interest incurred on long-term debt, including capitalized interest, for the nine-month periods ended September 30, 2010 and 2011 amounted to $52,157 and $107,132, respectively. These amounts are included in "Interest and finance costs" in the accompanying consolidated statements of operations (Note 14).

As of September 30, 2011, the Company was in compliance, had waivers or had the ability to remedy breaches of financial covenants.

Based on the loan agreements, the Company is required to meet certain loan-to-value ratios. However, according to the loan agreements, loan-to-value ratio shortfalls can be remedied by providing additional collateral or repaying the portion of the loan equal to the shortfall to bring the Company into compliance with the required loan-to-value ratio upon notification by the lenders. As of September 30, 2011, the Company was not in compliance with loan-to-value ratios contained in certain of its loan agreements under which a total of $461.7 million was outstanding as of September 30, 2011. As a result, the Company plans, if requested, to provide additional collateral to its lenders in the form of cash or other assets in the total amount of $74.6 million in order to comply with these ratios.

The principal payments required to be made after September 30, 2011, including balloon payments, totaling $4,479,678 due through November 2020, are as follows:

September 30, 2012	$362,574
September 30, 2013	777,193
September 30, 2014	303,903
September 30, 2015	1,024,129
September 30, 2016 and thereafter	2,011,879
Total principal payments	4,479,678
Less: Financing fees	(204,854)
Total debt	$4,274,824

10. Financial Instruments and Fair Value Measurements:

As of September 30, 2011, the Company had outstanding thirty one interest rate swap (IRS), including two interest rate swaps resulting from the acquisition of OceanFreight, cap and floor agreements, with a notional amount of $2.6 billion. All derivatives are carried at fair value on the consolidated balance sheets at each period end. Balances as of December 31, 2010 and September 30, 2011, are as follows:

	December 31, 2010				September 30, 2011
	Interest Rate Swaps	Forward Freight Agreements	Foreign Currency Forward Contracts	Total	Interest Rate Swaps	Forward Freight Agreements	Foreign Currency Forward Contracts	Total
Current Assets	$-	$-	$1,538	$1,538	$-	$-	$99	$99

Current liabilities	(71,640)	(1,063)	-	(72,703)	(84,645)	-	-	(84,645)

Non current liabilities	(159,376)	-	-	(159,376)	(141,666)	-	-	(141,666)
	$(231,016)	$(1,063)	$1,538	$(230,541)	$(226,311)	$-	$99	$(226,212)

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10. Financial Instruments and Fair Value Measurements-(continued):

Tabular disclosure of financial instruments is as follows:

Fair Values of Derivative Instruments in the Consolidated Balance Sheets:

		Asset Derivatives				Liability Derivatives
Derivatives designated as hedging instruments	Balance Sheet Location	December 31,	September 30,		Balance Sheet Location	December 31,	September 30,
		2010	2011			2010	2011
		Fair value	Fair value			Fair value	Fair value
Interest rate swaps	Financial instruments	$-	$-		Financial instruments non current liabilities	$36,523	$-

Total derivatives designated as hedging instruments		-	-		Total derivatives designated as hedging instruments	36,523	-
Derivatives not designated as hedging instruments
Interest rate swaps	Financial instruments-current assets	-	-		Financial instruments-current liabilities	71,640	84,645
Interest rate swaps	Financial instruments-non current assets	-	-		Financial instruments-non current liabilities	122,853	141,666
Forward freight agreements	Financial instruments-current assets	-	-		Financial instruments current liabilities	1,063	-
Foreign currency forward contracts	Financial instruments-current assets	1,538	99	-	Financial instruments current liabilities	-		-
Total derivatives not designated as hedging instruments		1,538	99		Total derivatives not designated as hedging instruments	195,556
Total derivatives		$1,538	$99		Total derivatives	$232,079	$226,311

The Effect of Derivative Instruments on the unaudited interim condensed consolidated statements of operations:

	Amount of Gain/(Loss) Recognized in Other Comprehensive Income on Derivative (Effective Portion)
Derivatives designated for cash flow hedging relationships	Nine-month period September 30, 2010	Nine-month period September 30, 2011
Interest rate swaps – Unrealized gains/(losses)	$(13,801)	$-
Interest rate swaps – Realized gains/(losses) associated with capitalized interest	(7,827)	-
Total	$(21,628)	$-

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10. Financial Instruments and Fair Value Measurements-(continued):

During the nine-month periods ended September 30, 2010 and 2011, the losses transferred from OCI into the statement of operations were $8,409 and $10,046, respectively. The estimated net amount of existing losses at September 30, 2011 that will be reclassified into earning within the next twelve months related with cash flow hedges is $13,635.

		Amount of Gain/(Loss)
Derivatives not designated as hedging instruments	Location of Gain or (Loss) Recognized	Nine-month period September 30, 2010	Nine-month period September 30, 2011

Interest rate swaps	Gain/(loss) on interest rate swaps	$(147,389)	$(71,242)
Forward freight agreements	Other, net	(5,732)	1,016
Foreign currency forward contracts	Other, net	857	(1,439)
Total		$(152,264)	$(71,665)

ASC 815, 'Derivatives and Hedging' requires companies to recognize all derivatives instruments as either assets or liabilities at fair value in the statement of financial position. Effective January 1, 2011 the Company removed the designation of the cash flow hedges and discontinued hedge accounting for the associated interest rate swaps.

For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in the accompanying consolidated statements of operations. Changes in the fair value of derivative instruments that have not been designated as hedging instruments are reported in the accompanying consolidated statements of operations.

The Company enters into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. The Company enters into forward freight agreements (FFAs) and foreign currency forward contracts in order to manage risks associated with future hire rates and fluctuations in foreign currencies, respectively.

The carrying amounts of cash and cash equivalents, restricted cash, trade accounts receivable and trade accounts payable reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts. The fair value of revolving credit facilities is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Additionally, the Company considers its creditworthiness in determining the fair value of the revolving credit facilities. The carrying value approximates the fair market value for the floating rate loans. The fair value of the interest rate swaps was determined using a discounted cash flow method based on market-based LIBOR swap yield curves, taking into account current interest rates and the creditworthiness of both the financial instrument counterparty and the Company. The fair value of the FFAs was determined based on quoted rates. The fair value of foreign currency forward contracts was based on the forward exchange rates. The Convertible Senior Notes and the Ocean Rig Senior Notes have a fixed rate and their estimated fair value represents the tradable value of the notes, determined through Level 2 inputs of the fair value hierarchy (quoted price in the over-the counter-market). The estimated fair value of the Notes at September 30, 2011 is approximately $421,750 and $424,160, respectively.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10. Financial Instruments and Fair Value Measurements - (continued):

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market- based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The following table summarizes the valuation of assets and liabilities measured at fair value on a recurring basis as of the valuation date.

	September 30, 2011	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)
Recurring measurements:
Interest rate swaps-liability position	$(226,311)	-	$(226,311)
Foreign currency forward contracts – asset position	99	99	-
Total	$(226,212)	99	$(226,311)

The following table summarizes the valuation of our assets measured at fair value on a non-recurring basis as of the valuation date.

	September 30, 2011	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Gain/(Loss)
Non Recurring measurements:
Long-lived assets held and used	$14,600	-	14,600	-	$(5,608)
Total	$14,600	-	14,600	-	$(5,608)

In accordance with the provisions of relevant guidance, four long-lived assets held and used and one asset classified as held for sale as of June 30, 2011 with a carrying amount of $176,087 and $26,117, respectively, were written down to their fair value as determined based on the agreed sale price, resulting in an impairment charge of $112,104, which was included in the accompanying unaudited interim condensed consolidated statement of operations for the nine month period ended September 30, 2011. As of September 31, 2011 the Company measured vessel Toro at its fair value which was delivered at her new owners at October 14, 2011.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11. Common Stock, Preferred Stock, Treasury Stock and Additional Paid-in Capital:

Net Income Attributable to Dryships Inc. and Transfers to the Non controlling Interest:

The following table represents the effects of any changes in DryShips Inc. ownership interest in a subsidiary on the equity attributable to the shareholders of DryShips Inc.

	Nine-month Period Ended September 30,
	2010	2011

Net (loss)/income attributable to DryShips Inc.	$90,394	$(63,299)
Transfers from the noncontrolling interest:
Decrease in Dryships Inc. equity for reduction in subsidiary owneship	-	(5,192)
Net transfers to/from the non controlling interest	-	(5,192)
Net income/ (loss) attributable to DryShips Inc. and transfers to/from the noncontrolling interest	$90,394	$(68,491)

Issuance of Series A preferred stock

On July 15, 2009, the Company issued 52,238,806 shares of its Series A Convertible Preferred Stock under its agreement to acquire the remaining 25% of the total issued and outstanding capital stock of Ocean Rig UDW. The aggregate face value of these shares was $280,000 and the fair value of the Preferred Stock was determined by management to be $268,000.

The Company determined that the fair value of the 25% of the total issued and outstanding capital stock of Ocean Rig UDW was more reliably measurable than the fair value of the preferred stock issued. The Company determined that $318,000 was the fair value of the 25% of the outstanding common shares of Ocean Rig UDW in accordance with fair value guidance by weighting the fair values derived using the following three valuation methods: (i) fair value of the net assets of Ocean Rig UDW; (ii) discounted cash flow method; and (iii) comparable company approach. Based on the foregoing, the Company recorded the preferred stock at $268,000, which was calculated as the fair value of the 25% of the total issued and outstanding capital stock of Ocean Rig UDW of $318,000 less cash consideration of $50,000.

The Series A Convertible Preferred Stock accrues cumulative dividends on a quarterly basis at an annual rate of 6.75% of the aggregate face value. Dividends are payable in preferred stock or cash, if cash dividends have been declared on common stock. Such accrued dividends are payable in additional shares of preferred stock immediately prior to any conversion.

Each share of this instrument mandatorily converts into shares of the Company's common stock proportionally, upon the contractual delivery of each of the four newbuilding ultra deepwater drillships, at a premium of 127.5% of the original purchase price. Furthermore, each share of this instrument can also be converted into shares of the Company's common stock at any time at the option of the holder at a conversion rate of 1.0:0.7.

On February 10, 2011 and following the delivery of the Ocean Rig Corcovado, 25% of the shares of Series A Convertible Preferred Stock held by each holder, amounting to 13,059,701 were converted, at the conversion price, into 10,242,903 shares of common stock. On the same date the cumulative accrued stock dividend as of December 31, 2010 was converted into 5,158,762 shares of Series A Convertible Preferred Stock.

On April 12, 2011 and following the delivery of Ocean Rig Olympia, 25% of the shares of Series A Convertible Preferred Stock held by each holder, amounting to 13,059,701 were converted, at the conversion price, into 10,242,903 shares of common stock. On the same date the unpaid cumulative accrued stock dividend for the period from January 1, 2011 to March 31, 2011, associated with the Series A Convertible Preferred Stock was paid through the issuance of 644,844 shares of Series A Convertible Preferred Stock.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11. Common Stock, Preferred Stock, Treasury Stock and Additional Paid-in Capital - continued:

On September 2, 2011 and following the delivery of the Ocean Rig Poseidon, 25% of the shares of Series A Convertible Preferred Stock held by each holder, amounting to 13,059,701 were converted, at the conversion price, into 10,242,903 shares of common stock. On the same date the unpaid cumulative accrued stock dividend for the period from April 1, 2011, to July 31, 2011, associated with the Series A Convertible Preferred Stock was paid through the issuance of 584,464 shares of Series A Convertible Preferred Stock. As of September 30, 2011, the fair value of the accrued stock dividends amounted to $4,466.

On December 21, 2010, the Company completed the sale of an aggregate of 28,571,428 of Ocean Rig UDW common shares (representing approximately 22% of Ocean Rig UDW's outstanding common stock) through a private offering, at the offering price of $17.50 per share. The Company received approximately $488,301 of net proceeds from the private offering. The net assets of Ocean Rig UDW as of December 21, 2010 amounted to $2,427,121. At the date of the transaction, the carrying amounts of Ocean Rig UDW's assets and liabilities did not require fair values adjustments. The difference between the consideration received and the amount attributed to the non controlling interests which amounted to $45,666 was recognized in equity attributable to the controlling interest.During 2011, the Company identified consideration received from the issuance of subsidiary shares of $107,426 attributable to non controlling interests which was previously classified as additional paid-in capital. The Company has reclassified this amount from additional paid in capital to non controlling interests as of September 30, 2011 and for all periods presented. As a result, transfers from non controlling interests for the year ended December 31, 2010 decreased by the same amount. Accordingly, amounts for decrease in Dryships' equity for issuance of subsidiary shares increased from $(45,666) to $(153,092) and the Net Income/ (loss) attributable to Dryships and transfers to/from the non controlling interest for the year ended December 31, 2010 decreased from $142,661 to $35,235.

Conversion of common stock into treasury stock

During September 2011 and in conjunction with the public offering of $460,000 and $240,000 aggregate principal amount of 5% Convertible unsecured Senior Notes in November 2009 and April 2010, respectively (Note 9), the share borrower returned to the Company 1 million loaned shares of the Company's common stock, which were not retired.

Partial Spin-off

On August 2, 2011, the Company's Board of Directors approved the partial spin-off of its interest in Ocean Rig UDW. On October 5, 2011, the Company completed the partial spin off of the Company by distributing an aggregate of 2,967,291 of the Company's common shares, after giving effect to the treatment of fractional shares, on a pro rata basis to DryShips' shareholders as of the record date of September 21, 2011.  In lieu of fractional shares, DryShips' transfer agent aggregated all fractional shares that would otherwise be distributable to DryShips' shareholders and sold a total of 105 common shares on behalf of those shareholders who would otherwise be entitled to receive a fractional share of the Company's common stock. Following the distribution, each such shareholder received a cash payment in an amount equal to its pro rata share of the total net proceeds of the sale of fractional shares. On October 19, 2011 an amount of 255,036 shares of the total shares that were distributed in the partial spin off were returned to Dryships pursuant to the Share Lending Agreements, dated April 21, 2010 and November 19, 2009, by and between DryShips and Deutsche Bank AG, London Branch, as share borrower. (Note 9)

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12. Equity incentive plan:

On January 16, 2008, the Company's Board of Directors approved the 2008 Equity Incentive Plan (the "Plan"). Under the Plan, officers, key employees, and directors are eligible to receive awards of stock options, stock appreciation rights, restricted stock, restricted stock units, phantom stock units and unrestricted stock. On January 25, 2010 the Company's Board of Directors amended the 2008 Equity Incentive Plan to provide that a total of 21,834,055 common shares be reserved for issuance.

On October 2, 2008, the Company's Board of Directors and Compensation Committee approved grants for the non-executive directors of the Company. On October 2, 2008, 9,000 shares of non-vested common stock and 9,000 shares of vested common stock were granted to the non-executive directors. During 2010, 3,600 of non-vested shares of common stock have been forfeited. As of September 30, 2011, 13,800 of these shares have vested.

On January 25, 2010, 4,500,000 shares of non-vested common stock out of 21,834,055 shares reserved under the Plan were granted to Fabiana as a bonus for the contribution of the Chief Executive Officer services rendered during 2009 as well as for anticipated contribution of such services during the years 2010, 2011 and 2012. The shares vest over a period of three years, with 1,000,000 shares to vest on the grant date; 1,000,000 shares to vest on December 31, 2010 and 2011, respectively; and 1,500,000 shares to vest on December 31, 2012. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $6.05 per share. As of September 30, 2011, 2,000,000 of these shares have been vested.

On March 5, 2010, 2,000 shares of non-vested common stock and 1,000 shares of vested common stock out of the 21,834,055 shares reserved under the Plan were granted to an executive of the Company. The shares vest in annual installments of 1,000 shares on March 5, 2010, December 31, 2010 and 2011, respectively. The shares were issued during July 2010 and the fair value of each share, on the grant date, was $5.66. As of September 30, 2011, 2,000 of these shares have been vested.

On January 12, 2011, 9,000,000 shares of non-vested common stock out of 21,834,055 shares reserved under the Plan were granted to Fabiana as a bonus for the contribution of the Chief Executive Officer services rendered during 2010. The shares vest over a period of eight years, with 1,000,000 shares to vest on the grant date and 1,000,000 shares to vest annually on December 31, 2011, through 2018, respectively. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $5.50 per share. As of September 30, 2011, 1,000,000 of these shares have been vested.

On February 4, 2011, 15,000 shares of non-vested common stock out of the 21,834,055 shares reserved under Plan were granted to an executive of the Company. The shares vest over a period of three years, with 5,000 shares to vest annually on December 31, 2011 to 2013. The fair value of each share, on the grant date, was $5.01. As of September 30, 2011 none of these shares have vested.

A summary of the status of the Company's non vested shares as of December 31, 2010 and movement during the nine-month period ended September 30, 2011 is presented below. No shares were forfeited in 2011.

	Number of non vested shares	Weighted average grant date fair value per non vested shares
Balance as at January 1, 2011	2,531,198	$6.04
Granted	9,015,000	5.50
Vested	(1,029,598)	5.48
Balance September 30, 2011	10,516,600	$5.63

As of December 31, 2010 and September 30, 2011, there was $9,414 and $37,832, respectively, of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of eight years. Total compensation expense recognized amounts to $20,954 and $21,150 and is recorded in "General and administrative expenses", in the accompanying unaudited interim condensed consolidated statements of operations for the nine-month periods ended September 30, 2010 and 2011, respectively. The total fair value of shares vested during the nine-month periods ended September 30, 2010 and 2011 was $6,968 and $5,645, respectively.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

13. Commitments and contingencies

13.1 Legal proceedings
Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business.

In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Except as described below, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

In November 2008, Annapolis Shipping Company Limited of Malta, a subsidiary of DryShips Inc. and seller of the vessel Lacerta to China National Machinery Import & Export Corporation on behalf of Qingdao Shunhe Shipping Co. Ltd of China (the "Buyers"), commenced arbitration proceedings against the Buyers because they failed to comply with their obligations under the memorandum of agreement and to take delivery of the vessel. The buyers responded by raising the issue of change of place of delivery. No quantification of the above claim and counter-claim may be given presently.

On July 17, 2008, the Company entered into an agreement to sell the Toro, a 1995-built 73,034 dwt Panamax drybulk carrier, to Samsun Logix Corporation ("Samsun") for the price of approximately $63,400. On January 29, 2009, the Company reached an agreement with the buyers whereby the price was reduced to $36,000. As part of the agreement, the buyers released the deposit of $6,300 to the Company immediately and were required to make a new deposit of $1,500 towards the revised purchase price. On February 13, 2009, the Company proceeded with the cancellation of the sale agreement due to the buyers' failure to pay the new deposit of $1,500. In February 2009, Samsun was placed in corporate rehabilitation. In February 2010 Samsun's plan of reorganization was approved by its creditors. As part of this plan the Company will recover a certain percentage of the agreed-upon purchase price. As this is contingent on the successful implementation of the plan of reorganization, the Company is unable to estimate the impact on the Company's financial statements.

On March 5, 2009, a complaint against the Company's board of directors and a former director was filed in the High Court of the Republic of the Marshall Islands for an unspecified amount of damages alleging that such directors had breached their fiduciary duty of good faith in connection with the termination of the acquisition of four Panamax drybulk carriers and nine Capesize drybulk carriers. The complaint, which was amended on August 14, 2009, also seeks the disgorgement of all payments made in connection with the termination of these acquisitions. The Company filed a motion for an early dismissal of this complaint. This motion to dismiss the complaint was granted by the High Court in February 2010. On March 16, 2010, the claimant filed with the Supreme Court of the Republic of the Marshall Islands a Notice of Appeal against the Order of the High Court. Appeal was heard on April 6, 2011. The Supreme Court dismissed the case on October 5, 2011.

On May 3, 2010, the Capitola was detained by the United States Coast Guard at the Port of Baltimore, Maryland. The alleged deficiencies involved in the detention related to a suspected by-pass of the vessel's oily water separating equipment and related vessel records. The relevant vessel owning subsidiary of the Company and Cardiff posted security in the amount of $1.5 million for release of the vessel from detention. During 2011, the U.S. District Court in Maryland has resolved a case in which Cardiff, the former manager of the Capitola, a drybulk vessel operated by DryShips, entered into a comprehensive settlement with the U.S. Department of Justice in connection with an investigation into MARPOL violations involving that vessel. Cardiff's plea agreement with the U.S. Department of Justice involved the failure to record certain discharges of oily water and oil residues in the ship's Oil Record Book. The court ordered Cardiff to pay a fine and to implement an Environmental Compliance Plan, "ECP". It has been agreed that the Company's current vessel manager, TMS Bulkers, will carry out the ECP for the DryShips' vessels. The ECP will strengthen the commitment of TMS Bulkers to environmental compliance in every phase of its operation, including the operation of the DryShips' vessels. The court applied a fine of approximately $2,400 part of which amounting to approximately $2,000 has been reimbursed by the Company to Cardiff.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

13. Commitments and contingencies – (continued):

13.1 Legal proceedings - continued

The Company has obtained insurance for the assessed market value of the rigs. However, such insurance coverage may not provide sufficient funds to protect the Company from all liabilities that could result from its operations in all situations. Risks against which the Company may not be fully insured or insurable include environmental liabilities, which may result from a blow-out or similar accident, or liabilities resulting from reservoir damage alleged to have been caused by the negligence of the Company.

The Company's loss of hire insurance coverage does not protect against loss of income from day one, but will be effective after 45 days' off-hire. The occurrence of casualty or loss, against which the Company is not fully insured, could have a material adverse effect on the Company's results of operations and financial condition. The insurance covers approximately one year with loss of hire.

As part of the Company's normal course of operations, the Company's customer may disagree on amounts due to the Company under the provision of the contracts, which are normally settled through negotiations with the customer. Disputed amounts are normally reflected in revenues at such time as the Company reach agreement with the customer on the amounts due. Except for the matter discussed below, the Company is not a party to any material litigation where claims or counterclaims have been filed against the Company other than routine legal proceedings incidental to the Company's business.

The Company's drilling rig, Leiv Eiriksson, operated in Angola during the period 2002 to 2007. Ocean Rig's manager in Angola during this period has made a legal claim for reimbursement of import/export duties for two export/importation events in the period 2002 to 2007 retroactively levied by the Angolan government. As Ocean Rig UDW has formally disputed all claims in relation to the potential duties, no provision has been made. The maximum amount is estimated to be $9 million in addition to interest, fees and costs.

The vessels Capri, Capitola and Samatan, are on long term time charters to Korea Line Corporation ("KLC") pursuant to charterparties dated May 6, 2008, March 3, 2008 and March 3, 2008 (the "Original Charterparties") per each vessel respectively. On January 25, 2011, KLC filed with the 4th Bankruptcy Division of the Seoul Central District Court (the "Seoul Court") an application for rehabilitation pursuant to the Debtor Rehabilitation & Bankruptcy Act. On February 15, 2011 KLC's application was approved by the Seoul Court, and Joint Receivers of KLC were appointed. Upon and with effect from March 14, 2011, the shipowning companies' Original Charterparties with KLC were terminated by the Joint Receivers, and the shipowning companies entered into New Charterparties with the Joint Receivers at reduced rates of hire and others terms, with the approval of the Seoul Court. On April 1, 2011, the shipowning companies filed claims in the corporate rehabilitation of KLC for (i) outstanding hire due under the Original Charterparties, and (ii) damages and loss caused by the early termination of the Original Charterparties.

13.2 Purchase obligations:

The following table sets forth the Company's contractual obligations and their maturity dates as of September 30, 2011.

Obligations:	Total	1st year	2nd year	3rd year
Vessel shipbuilding contracts	$818,215	$506,182	$213,433	$98,600
Drillship shipbuilding contracts plus owners furnished equipment	1,230,268	-	-	1,230,268
Total obligations	$2,048,483	$506,182	$213,433	$1,328,868

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

13. Commitments and contingencies – (continued):

13.3 Contractual charter revenue

Future minimum contractual charter revenue, based on vessels and rigs committed to non-cancelable, long-term time and bareboat charter contracts as of September 30, 2011, amounts to $1,101,405 during 2012, $619,249 during 2013, $439,647 during 2014, $152,061 during 2015 and $173,046 during 2016 and thereafter. These amounts do not include any assumed off-hire.

13.4 Rental payments

The Company leases office space in Athens, Greece, from a son of George Economou. As of September 30, 2011, the future obligations amount to $44 for the twelve months ending September 30, 2012, $44 for twelve months ending September 30, 2013, $44 for twelve months ending September 30, 2014, $44 for twelve months ending September 30, 2015, and $19 for twelve months ending September 30, 2016. The contracts expires in 2016.

The Company's majority-owned subsidiary, Ocean Rig UDW, entered into two and three-year office lease agreements with Vestre Svanholmen 6 AS, which commenced on September 1, 2011 and October 1, 2011, respectively. These leases include an option for an additional two and three-year terms, which must be exercised at least six months prior to the end of the term of the contracts, which expires in September 2014 and October 2014, respectively. Ocean Rig UDW also entered into a three-year office lease with a third party in Nicosia, Cyprus which commenced on September 1, 2010. As of September 30, 2011, the future obligations amount to $1,371 for the twelve months ending September 30, 2012, $1,371 for twelve months ending September 30, 2013 and $1,332 for twelve months ending September 30, 2014. The contract expires in 2014.

14. Interest and finance Costs:

The amounts in the accompanying unaudited interim condensed consolidated statements of operations are analyzed as follows:

	Nine-month period
	September 30,
	2010	2011
Interest on long-term debt	$52,157	$107,132
Amortization and write-off of financing fees	6,686	23,801
Amortization of convertible notes discount	18,520	25,110
Amortization of share lending agreement-notes issuance costs	1,571	2,225
Other	4,395	5,814
Capitalized interest	(27,403)	(61,695)
Total	$55,926	$102,387

15. Segment information:

The Company has three reportable segments of which it derives its revenues from: Drybulk Carrier, Tanker and Drilling Rig segments. The reportable segments reflect the internal organization of the Company and are a strategic business that offers different products and services. The Drybulk business segment consists of transportation and handling of drybulk cargoes through ownership and trading of vessels. The Drilling Rig business segment consists of trading of the drilling rigs through ownership and trading of such drilling rigs. The Tanker business segment consists of vessels for the transportation of crude and refined petroleum cargoes.

The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company's consolidated financial statements.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

15. Segment information – (continued):

The Company measures segment performance based on net income. Summarized financial information concerning each of the Company's reportable segments is as follows:

	Drybulk Segment		Tanker Segment		Drilling Rigs Segment		Total
	As of and for the nine- month period ended September 30,		As of and for the nine- month period ended September 30,		As of and for the nine- month period ended September 30,		As of and for the nine- month period ended September 30,
	2010 (as restated)	2011	2010 (as restated)	2011	2010 (as restated)	2011	2010 (as restated)	2011
Revenues from external customers (comparable period restated)	$344,283	$278,741	$-	$8,748	$299,640	$461,991	$643,923	$749,480
Income tax expense	-	-	-	-	(14,796)	(17,556)	(14,796)	(17,556)
Net income/(loss) (comparable period restated)	(8,896)	(108,622)	$-	(1,801)	99,290	60,935	90,394	(49,488)

	December 31, 2010	September 30, 2011	December 31, 2010	September 30, 2011	December 31, 2010	September 30, 2011	December 31, 2010	September 30, 2011
Total assets	$2,470,323	$2,312,412	$124,266	$332,600	$4,389,905	$6,041,974	$6,984,494	$8,686,968

16. Earnings per share:

The Company calculates basic and diluted earnings per share as follows:

	Nine-months period ended September 30,
	2010 (as restated)			2011
	Income (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share	Income (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share
Net income/(loss) attributable to DryShips Inc.	$90,394	-	-	$(63,299)	-	-
Less: Series A Convertible
Preferred stock dividends	(9,797)	-	-	(4,466)	-	-
Less: Non- vested common stock dividends declared and undistributed earnings	(1,016)	-	-	-	-	-
Basic and diluted EPS
Income available to common stockholders	$79,581	255,693,215	$0.31	$(67,765)	348,286,721	$(0.19)

On July 15, 2009, the Company issued 52,238,806 shares of its Series A Convertible Preferred Stock under its agreement to acquire the remaining 25% of the total issued and outstanding capital stock of Ocean Rig UDW (Note 11). The aggregate face value of these shares was $280,000. The Series A Convertible Preferred Stock accrues cumulative dividends on a quarterly basis at an annual rate of 6.75% of the aggregate face value. Such accrued dividends are payable in additional shares of preferred stock immediately prior to any conversion. On February 14, 2011 and following the delivery of Ocean Rig Corcovado, 25% of the shares of Series A Convertible Preferred Stock held by each holder, amounting to 13,059,701 were converted, at the conversion price, into 10,242,903 shares of common stock. On the same date the unpaid cumulative accrued stock dividend as of December 31, 2010 associated with the Series A Convertible Preferred Stock was paid through the issuance of 5,158,762 shares of Series A Convertible Preferred Stock. On April 12, 2011 and following the delivery of Ocean Rig Olympia, 25% of the shares of Series A Convertible Preferred Stock held by each holder, amounting to 13,059,701 were converted, at the conversion price, into 10,242,903 shares of common stock. On the same date the unpaid cumulative accrued stock dividend for the period from January 1, to March 31, 2011, associated with the Series A Convertible Preferred Stock was paid through the issuance of 644,844 shares of Series A Convertible Preferred Stock. On September 2, 2011 and following the delivery of the Ocean Rig Poseidon, 25% of the shares of Series A Convertible Preferred Stock held by each holder, amounting to 13,059,701 were converted, at the conversion price, into 10,242,903 shares of common stock. On the same date, the unpaid cumulative accrued stock dividend for the period from April 1, 2011 to July 31, 2011, associated with the Series A Convertible Preferred Stock was paid through the issuance of 584,464 shares of Series A Convertible Preferred Stock. As of September 30, 2011, the fair value of the accrued stock dividends amounted to $4,466.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

16. Earnings per share – (continued):

Non-vested share-based payment awards that contain rights to receive non forfeitable dividends or dividend equivalents (whether paid or unpaid) and participate equally in undistributed earnings are participating securities and, thus, are included in the two-class method of computing earnings per share. For the nine months period ended September 30, 2011, the Company had a net loss from continuing operations and therefore the effect of the non-vested common stock outstanding under the Company's 2008 Equity Incentive Plan was anti-dilutive and is not included in shares outstanding for purposes of computing diluted earnings per share.

For the nine-month period ended September 30, 2010 and 2011, Series A Convertible Preferred Stock and non-vested, participating restricted common stock were not included in the computation of diluted earnings per share because the effect is anti-dilutive.

The warrants were not included in the computation of diluted earnings per share because the effect is anti-dilutive for the nine month periods ended September 30, 2010 and 2011 since they are out-of-the-money. In relation to the Convertible Senior Notes due in fiscal year 2014 (Note 9), upon conversion, the Company may settle its conversion obligations, at its election, in cash, shares of Class A common stock or a combination of cash and shares of Class A common stock. The Company has elected on conversion, any amount due up to the principal portion of the notes to be paid in cash, with the remainder, if any, settled in shares of Class A common shares. Based on this presumption, and in accordance with ASC 260 "Earnings Per Share", any dilutive effect of the Convertible Senior Notes under the if-converted method is not included in the diluted earnings per share presented above. As of September 30, 2011, none of the shares were dilutive since the average share price for the period the Notes were issued until September 30, 2011 did not exceed the conversion price. The 26,100,000 loaned shares of common stock issued during 2009 and the 10,000,000 issued during 2010 are excluded in computing earnings per share as no default has occurred as set out in the share lending agreement. During 2011 the share borrower returned 1,000,000 of the above loaned shares to the Company, which were not retired.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

17. Total comprehensive income/(loss):

The amounts for total comprehensive income/ (loss) are analyzed as follows:

	Nine month period ended September 30, 2011
	Comprehensive income/(loss)	Attributable to the parent	Attributable to noncontrolling interest

Net income/(loss)	$(49,488)	$(63,299)	$13,811
Unrealized loss on senior notes	(2,160)	(2,160)	-
Adjustment for amortization on previously designated cash flow hedges	9,816	7,643	2,173
Adjustment for amortization of realized losses on previously designated cash flow hedges associated with capitalized interest	229	178	51
Decrease/(increase) in pension liability	(489)	(379)	(110)
Total comprehensive income/ (loss)	$(42,092)	$(58,017)	$15,925

	Nine month period ended September 30, 2010
	Comprehensive income/(loss)	Attributable to the parent	Attributable to noncontrolling interest
	(as restated)	(as restated)
Net income/(loss)	$90,394	$90,394	$-
Acquisition of subsidiary shares to non-controlling interest	309	309	-
Realized losses on cash flow hedges associated with capitalized interest	(7,827)	(7,827)	-
Unrealized loss on cash flow hedges	(13,801)	(13,801)	-
Decrease/(increase) in pension liability	(2,748)	(2,748)	-
Total comprehensive income/ (loss)	$66,327	$66,327	$-

The difference between the amounts of Total comprehensive income/(loss) as presented above and Net income/(loss) for both periods presented in the accompanying unaudited interim condensed consolidated financial statements, is mainly associated with the changes in fair value of interest rate swaps which were previously designated as hedging instruments (Note 10).

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

18. Non controlling interests:

The following table represents the changes in DryShips Inc. non controlling interests:

	Nine-month Period Ended September 30,
	2010	2011

Balance at the beginning of the period	$-	$643,702
Net income for the period	-	13,811
Sale of subsidiary shares to non controlling interests	-	29,757
Initial recognition of non controlling interests on the acquisition of Ocean Freight (Note 7)	-	57,257
Other Comprehensive income (Note 17)	-	2,114
Balance at the end of the period	$-	$746,641

19. Subsequent Events:

19.1         On October 5, 2011, the Company completed the partial spin off of its majority-owned subsidiary, Ocean Rig UDW, by distributing an aggregate of 2,967,291 of the Ocean Rig UDW's common shares, after giving effect to the treatment of fractional shares, on a pro rata basis to its shareholders as of the record date of September 21, 2011 (the "Spin Off").  In lieu of fractional shares, the transfer agent aggregated all fractional shares that would otherwise be distributable to our shareholders and sold a total of 105 common shares on behalf of those shareholders who would otherwise be entitled to receive a fractional share of Ocean Rig UDW's common stock. Following the distribution, each such shareholder received a cash payment in an amount equal to its pro rata share of the total net proceeds of the sale of fractional shares.

19.2         On October 6, 2011, Ocean Rig UDW's common shares commenced "regular way" trading on October 6, 2011 on the NASDAQ Global Select Market under the ticker symbol "ORIG."  The Company's common shares began "when issued" trading on the NASDAQ Global Select Market in connection with the Spin Off described above.

19.3         On October 7, 2011, the vessel Belmar was delivered to her new owners.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

19. Subsequent Events - continued:

19.4         On October 12, 2011, the Company entered into drilling contracts for the drilling rig Eirik Raude for three additional wells offshore West Africa, consisting of one additional well with Tullow Oil plc ("Tullow Oil") and two wells with Anadarko Cote d'Ivoire Company. The total revenue backlog, excluding mobilization cost, to complete the three wells program is estimated at $96 million for a period of approximately 175 days. The new contracts commenced after the Eirik Raude's completion of its previous contract with Tullow Oil on September 13, 2011.

19.5         On October 13, 2011, a putative shareholder class action lawsuit entitled Litwin v. OceanFreight, Inc. et. al. was filed in the United States District Court for the Southern District of New York (the "S.D.N.Y") against OceanFreight, the Company, Ocean Rig UDW, Pelican Stockholdings Inc. ("Pelican") and the directors of OceanFreight (collectively, the "Defendants"). The plaintiff alleges violations of Commission proxy rules and breach of fiduciary duties by the directors of the OceanFreight, purportedly aided and abetted by the other Defendants, in connection with OceanFreight's agreement to merge with Pelican, a wholly-owned subsidiary of DryShips.  The complaint sets out various alternatives remedies, including an injunction barring the merger, rescission, and /or actual and punitive damages.  The plaintiff made a motion for a temporary restraining order and preliminary injunction to delay the merger, which was denied on November 2, 2011. The lawsuit has not been served on the defendants yet. The Defendants believe that the complaint is without merit and, if served, intend to defend the lawsuit vigorously.

19.6         On October 14, 2011, the vessel Toro was delivered to her new owners.

19.7         On October 17, 2011 and following the delivery of the Ocean Rig Mykonos, the final 25% of the shares of Series A Convertible Preferred Stock ("Preferred Stock") held by each holder, amounting to 13,059,701 shares in the aggregate, were converted, at the conversion price, into 10,242,903 shares of common stock. On the same date, the dividend shares of Preferred Stock accrued quarterly from July 9, 2009 through September 30, 2011 held by each holder, amounting to 6,532,979 shares in the aggregate, were converted, at the conversion price, into 5,123,905 shares of common stock.

19.8         On October 26, 2011, the Company entered into a $141,000 syndicated secured term loan facility to partially finance the construction costs of the tankers Belmar, Calida, Lipari and Petalidi.

19.9         On November 3, 2011, the merger of Pelican, a wholly-owned subsidiary of DryShips, and OceanFreight was completed, following approval by shareholders of OceanFreight at a special meeting of shareholders held on November 3, 2011.  Following the completion of the merger, OceanFreight is a wholly-owned subsidiary of DryShips.  Under the terms of the merger agreement, OceanFreight shareholders are entitled to receive $11.25 in cash and 0.52326 of a share of Ocean Rig UDW's common stock per share of OceanFreight common stock previously owned.  Ocean Rig UDW's common shares that constitute the stock portion of the merger consideration are currently outstanding shares that are owned by Dryships.